UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2018

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K, or this Report, for the quarter ended September 30, 2018. This Report is hereby incorporated by reference into: the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission, or the SEC, on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), the Registration Statement of Seaspan Corporation filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013, the Registration Statement of Seaspan Corporation filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 3, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 3, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), the Registration Statement of Seaspan Corporation filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), the Registration Statement of Seaspan Corporation filed with the SEC on May 23, 2016 on Form F-3 (Registration No. 333-211545), as amended on March 3, 2017, March 7, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230) and the Registration Statement of Seaspan Corporation filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), the Registration Statement of Seaspan Corporation filed with the SEC on May 3, 2018 on Form F-3/A (Registration No. 333-224288), as amended on May 7, 2018, the Registration Statement of Seaspan Corporation filed with the SEC on June 15, 2018 on Form F-4 (Registration No. 333-225681), the Registration Statement of Seaspan Corporation filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 2, 2018	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

SEASPAN CORPORATION
REPORT ON FORM 6-K FOR THE QUARTER ENDED SEPTEMBER 30, 2018

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly-owned subsidiaries which provide us with all of our technical, administrative and strategic services.

ii

References to customers are as follows:

Customer	Reference
ANL Singapore Pte. Ltd.(1)	ANL
APL Co. Pte. Ltd.(1)	APL
CMA CGM S.A.	CMA CGM
Cheng Lie Navigation Co., Ltd.(1)	CNC
China Shipping Container Lines (Asia) Co., Ltd.(2)(3)	CSCL Asia
Coheung Marine Shipping Co., Ltd.	Coheung
COSCO Shipping Lines Co., Ltd.(3)(4)	COSCON
COSCO (Cayman) Mercury Co., Ltd.(5)	COSCO Mercury
New Golden Sea Shipping Pte. Ltd.(5)	COSCO New Golden Sea
Hapag-Lloyd AG	Hapag-Lloyd
Kawasaki Kisen Kaisha Ltd.(6)	K-Line
Maersk Line A/S(7)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.(6)	MOL
Yang Ming Marine Transport Corp.	Yang Ming Marine

_____________________

(1)	A subsidiary of CMA CGM.
(2)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(3)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses in March 2016.
(4)	A subsidiary of China COSCO Holdings Company Limited.
(5)	A subsidiary of COSCON.
(6)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, Ocean Network Express Pte. Ltd.
(7)	A subsidiary of A.P. Moller-Maersk A/S.

We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 6, 2018, or our 2017 Annual Report.  Unless otherwise indicated, all amounts in this Report are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

ii

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	September 30,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$391,030	$253,176
Short-term investments	2,505	104
Accounts receivable (note 3)	7,714	11,678
Loans to affiliate (note 3)	—	36,100
Prepaid expenses and other	42,208	44,869
Fair value of financial instruments (note 17)	187	—
Gross investment in lease (note 4)	44,348	35,478
	487,992	381,405
Vessels (note 5)	5,982,857	4,537,216
Deferred charges (note 6)	56,120	62,020
Gross investment in lease (note 4)	828,809	687,896
Goodwill	75,321	75,321
Other assets	161,155	134,284
	$7,592,254	$5,878,142
Liabilities, puttable preferred shares and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$70,568	$63,220
Current portion of deferred revenue (note 7)	52,094	55,367
Current portion of long-term debt (note 8)	745,540	257,800
Current portion of long-term obligations under capital lease (note 9)	47,996	43,912
Current portion of other long-term liabilities (note 10)	37,292	23,635
	953,490	443,934
Deferred revenue (note 7)	385,315	328,681
Long-term debt (note 8)	2,864,158	2,192,833
Long-term obligations under capital lease (note 9)	603,734	595,016
Other long-term liabilities (note 10)	182,391	199,386
Fair value of financial instruments (note 17)	121,858	168,860
Total liabilities	5,110,946	3,928,710

Puttable preferred shares; $0.01 par value; 1,986,449 issued and outstanding (2017 - nil) (notes 2 and 11)	47,695	—

Shareholders’ equity:
Share capital (note 11):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2017 - 150,000,000); 33,272,706 shares issued and outstanding (2017 – 32,872,706)
Class A common shares; $0.01 par value; 400,000,000 shares authorized (2017 - 200,000,000); 176,652,789 shares issued and outstanding (2017 – 131,664,101)	2,100	1,646
Treasury shares	(371)	(377)
Additional paid in capital	3,124,759	2,752,988
Deficit	(670,034)	(781,137)
Accumulated other comprehensive loss	(22,841)	(23,688)
	2,433,613	1,949,432
	$7,592,254	$5,878,142

Basis of presentation and going concern (note 1(a))

Commitments and contingencies (note 15)

Subsequent events (note 19)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Revenue	$294,981	$211,013	$801,419	$616,943
Operating expenses:
Ship operating	55,360	45,378	163,676	135,808
Cost of services, supervision fees	—	650	—	650
Depreciation and amortization	65,053	49,835	181,085	149,579
General and administrative	8,148	14,034	24,494	29,009
Operating leases (note 10)	33,048	30,332	96,571	84,990
Expenses related to customer bankruptcy	—	—	—	1,013
Gain on disposals	—	(6,606)	—	(6,606)
	161,609	133,623	465,826	394,443
Operating earnings	133,372	77,390	335,593	222,500
Other expenses (income):
Interest expense and amortization of deferred financing fees	58,231	28,332	154,478	85,061
Interest income	(1,128)	(1,080)	(2,893)	(3,445)
Undrawn credit facility fees	64	584	359	1,849
Acquisition related gain on contract settlement	—	—	(2,430)	—
Change in fair value of financial instruments (note 17)	(4,526)	2,444	(29,775)	19,471
Equity income on investment	—	(1,510)	(1,216)	(4,039)
Other expenses	758	243	1,369	6,919
	53,399	29,013	119,892	105,816
Net earnings	$79,973	$48,377	$215,701	$116,684
Earnings per share (note 12):
Class A common share, basic	$0.37	$0.27	$1.10	$0.60
Class A common share, diluted	$0.36	$0.26	$1.07	$0.60

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net earnings	$79,973	$48,377	$215,701	$116,684
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 17 (c))	271	342	847	2,479
Comprehensive income	$80,244	$48,719	$216,548	$119,163

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Nine months ended September 30, 2018 and year ended December 31, 2017

				Number of non-						Accumulated
	Series D puttable		Number of	puttable				Additional		other	Total
	preferred shares		common	preferred	Common	Preferred	Treasury	paid-in		comprehensive	shareholders'
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2016	—	$—	105,722,646	32,751,629	$1,057	$328	$(367)	$2,580,274	$(807,496)	$(26,547)	$1,747,249
Net earnings	—	—	—	—	—	—	—	—	175,237	—	175,237
Other comprehensive income	—	—	—	—	—	—	—	—	—	2,859	2,859
Preferred shares issued	—	—	—	121,077	—	1	—	2,956	—	—	2,957
Class A common shares issued	—	—	19,550,000	—	196	—	—	121,152	—	—	121,348
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	(2,649)	—	—	(2,649)
Dividends on Class A common shares	—	—	—	—	—	—	—	—	(83,615)	—	(83,615)
Dividends on preferred shares	—	—	—	—	—	—	—	—	(64,416)	—	(64,416)
Shares issued through dividend reinvestment program	—	—	3,300,537	—	33	—	—	21,752	—	—	21,785
Share-based compensation expense (note 13): Restricted Class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	—	—	1,246,604	—	13	—	—	17,307	—	—	17,320
Other share-based compensation	—	—	1,846,892	—	18	—	—	12,196	(847)	—	11,367
Treasury shares	—	—	(2,578)	—	—	—	(10)	—	—	—	(10)
Balance, December 31, 2017, carried forward	—	$—	131,664,101	32,872,706	$1,317	$329	$(377)	$2,752,988	$(781,137)	$(23,688)	$1,949,432

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity (Continued)

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Nine months ended September 30, 2018 and year ended December 31, 2017

				Number of non-						Accumulated
	Series D puttable		Number of	puttable				Additional		other	Total
	preferred shares		common	preferred	Common	Preferred	Treasury	paid-in		comprehensive	shareholders'
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2017, carried forward	—	$—	131,664,101	32,872,706	$1,317	$329	$(377)	$2,752,988	$(781,137)	$(23,688)	$1,949,432
Net earnings	—	—	—	—	—	—	—	—	215,701	—	215,701
Other comprehensive income	—	—	—	—	—	—	—	—	—	847	847
Class A common shares issued	—	—	2,514,996	—	25	—	—	13,883	—	—	13,908
Series D preferred shares issued (note 2)	1,986,449	46,676	—	—	—	—	—	—	—	—	—
Series I preferred shares issued (note 11)	—	—	—	6,000,000	—	60	—	149,940	—	—	150,000
Warrants issued (note 11)	—	—	—	—	—	—	—	67,523	—	—	67,523
Exercise of warrants (note 11)	—	—	38,461,539	—	385	—	—	326,909	—	—	327,294
Fees and expenses in connection with issuance of common shares and preferred shares	—	—	—	—	—	—	—	(73,035)	—	—	(73,035)
Dividends on Class A common shares	—	—	—	—	—	—	—	—	(50,658)	—	(50,658)
Dividends on preferred shares	—	—	—	—	—	—	—	—	(52,627)	—	(52,627)
Accretion of preferred shares with holder put option	—	1,019	—	—	—	—	—	—	(1,019)	—	(1,019)
Redemption of Series F preferred shares (note 11)	—	—	—	(5,600,000)	—	(56)	—	(139,944)	—	—	(140,000)
Shares issued through dividend reinvestment program	—	—	2,917,446	—	29	—	—	22,271	—	—	22,300
Share-based compensation expense (note 13): Restricted Class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	—	—	192,334	—	2	—	—	1,759	—	—	1,761
Other share-based compensation	—	—	908,877	—	9	—	—	2,465	(294)	—	2,180
Treasury shares	—	—	(6,504)	—	—	—	6	—	—	—	6
Balance, September 30, 2018	1,986,449	$47,695	176,652,789	33,272,706	$1,767	$333	$(371)	$3,124,759	$(670,034)	$(22,841)	$2,433,613

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Cash from (used in):
Operating activities:
Net earnings	$79,973	$48,377	$215,701	$116,684
Items not involving cash:
Depreciation and amortization	65,053	49,835	181,085	149,579
Share-based compensation (note 13)	355	8,507	1,905	12,377
Amortization of deferred financing fees, debt discount and fair value of long term debt	5,726	2,605	14,283	8,818
Amounts reclassified from other comprehensive loss to interest expense	80	144	254	1,824
Unrealized change in fair value of financial instruments	(13,925)	(11,483)	(62,834)	(24,668)
Acquisition related gain on contract settlement	—	—	(2,430)	—
Equity income on investment	—	(1,510)	(1,216)	(4,039)
Operating leases	(5,883)	(5,911)	(17,692)	(16,678)
Amortization of acquired revenue contracts	1,902	1,133	5,461	3,182
Gain on disposals	—	(6,606)	—	(6,606)
Other	1	107	12	6,574
Changes in assets and liabilities:
Accounts receivable	6,659	130	8,526	9,334
Lease receivable	11,178	996	33,096	996
Prepaid expenses and other	227	(2,481)	8,274	(8,821)
Deferred dry-dock	(26)	(3,627)	(8,265)	(7,212)
Accounts payable and accrued liabilities	4,649	4,077	(9,438)	(2,203)
Deferred revenue	(12,300)	11,248	(42,292)	(1,808)
Other long term liabilities	(1,470)	—	(1,470)	—
Fair value of financial instruments	—	(490)	1,991	(3,065)
Cash from operating activities	142,199	95,051	324,951	234,268
Financing activities:
Common shares issued, net of issuance costs	—	22,102	—	79,368
Preferred shares issued, net of issuance costs	144,416	—	144,416	—
Repayment of credit facilities	(225,916)	(98,295)	(360,660)	(269,452)
Draws on credit facilities	—	—	325,600	—
Fairfax notes and warrants issued	—	—	250,000	—
Draw on long-term obligations under capital lease	—	136,331	46,964	136,331
Repayment of long-term obligations under capital lease	(12,365)	(6,619)	(35,672)	(19,492)
Senior unsecured notes repurchased, including related expenses	—	—	—	(3,122)
Proceeds from exercise of Fairfax warrants	250,000	—	250,000	—
Redemption of Series F preferred shares	(143,430)	—	(143,430)	—
Financing fees	(2,753)	(858)	(15,868)	(3,172)
Dividends on common shares	(9,549)	(7,701)	(28,358)	(53,411)
Dividends on preferred shares	(14,720)	(16,104)	(49,680)	(48,313)
Net proceeds from sale-leaseback of vessel	—	—	—	90,753
Cash from (used in) financing activities	(14,317)	28,856	383,312	(90,510)
Investing activities:
Expenditures for vessels	(5,613)	(139,364)	(306,626)	(235,725)
Short-term investments	(105)	(1)	(2,401)	307
Net proceeds from vessel disposal	—	18,338	—	18,338
Other assets	(201)	60	2,510	104
Loans to affiliate (note 3)	—	(546)	(427)	(2,131)
Repayments of loans to affiliate (note 3)	—	546	—	21,779
Acquisition of GCI (note 2)	—	—	(333,581)	—
Cash acquired from GCI acquisition (note 2)	—	—	70,121	—
Cash used in investing activities	(5,919)	(120,967)	(570,404)	(197,328)
Increase (decrease) in cash and cash equivalents	121,963	2,940	137,859	(53,570)
Cash and cash equivalents and restricted cash, beginning of period	283,132	325,450	267,236	381,960
Cash and cash equivalents and restricted cash, end of period	$405,095	$328,390	$405,095	$328,390

Supplemental cash flow information (note 14)
See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies:

(a)	Basis of presentation and going concern:

In connection with the preparation of the financial statements for each annual and interim reporting period, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if it is both (1) probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.  Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

At this time, management's evaluation has concluded that it is probable that the plans referred to below will mitigate the foreseeable conditions or events that raise substantial doubt and that these plans will be effectively implemented within one year after the date that the financial statements are issued. These financial statements have therefore been prepared on the basis that the Company will continue as a going concern and will be able to realize its assets and settle its liabilities in the normal course of operations.

At September 30, 2018, the Company had a working capital deficiency of $465,498,000 which includes $337,925,000 of senior unsecured notes maturing in April 2019. The working capital deficiency may increase in future periods as described below. In order to address this deficiency, the Company will rely, in part, upon the continued financial support of Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”), as described below. The Company also expects to further address this deficiency through cash generated from operations, existing sources of funds and additional sources of funds in the capital markets to the extent available.

On March 13, 2018, the Company and Fairfax entered into an agreement (the “March 2018 Agreement”) for a $250,000,000 investment in debentures and warrants to purchase a total of 38,461,539 Class A common shares of the Company, for an aggregate total purchase price of $250,000,000 (note 8(e)). The March 2018 Agreement is expected to close in January 2019. On May 31, 2018, Fairfax agreed that the 38,461,539 warrants related to the March 2018 Agreement will be immediately exercised upon issuance in January 2019, for gross proceeds of $250,000,000 (the “May 2018 Agreement”). The May 2018 Agreement closed on July 16, 2018. Pursuant to the March 2018 Agreement and the May 2018 Agreement, Fairfax has a binding obligation to fund the debentures and exercise the 38,461,539 warrants in January 2019 for a total of $500,000,000, subject to certain closing conditions including no material adverse changes as it relates to the Company. Due to the material adverse change clause in the March 2018 Agreement, the proceeds from the January 2019 transactions have not been included in our assessment of going concern.

The Company expects that the March 2018 Agreement will close in January 2019, and the debentures and warrants will be funded and exercised, respectively. Management would only expect to execute alternative plans if these limited closing conditions are not satisfied. The Company has 18 unencumbered vessels (six of which are in the process of being released from security). Management’s alternative plans would include entering into secured financing for such unencumbered vessels, selling vessels and/or drawing on the revolving credit facility to fund its operations and pay its liabilities as they become due.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies (continued):

(a)	Basis of presentation and going concern (continued):

Management is confident that the cash on hand, cash flows expected to be generated from operations over the next 12 months and management’s plans described above will provide the cash flows necessary to fund operations over the next year to November 2, 2019. The ability of the Company to continue as a going concern beyond one year will be dependent on the Company’s ability to execute the plans described above, continue to generate cash flows from operations and raise additional financings to fund future operations. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying values of assets and liabilities in the accompanying financial statements and these adjustments could be material.

Fairfax Put Right

On July 16, 2018, upon closing of the May 2018 Agreement, the Company provided Fairfax with the right to put each of the February 14, 2018 and March 13, 2018 debentures on their applicable anniversary dates, subject to submitting an annual put right notice commencing 150 days and ending 120 days prior to each applicable anniversary date. In September 2018, Fairfax waived this right for the outstanding debentures issued on February 14, 2018 for its first anniversary date in February 2019. As the right to put the debentures is solely within the control of Fairfax, the February 14, 2018 debentures will be reclassified from long-term liabilities to current liabilities when it becomes puttable within one year from period end.  Upon funding of the March 13, 2018 debentures and exercise of the March 13, 2018 warrants in January 2019, the debentures will be classified as a current liability.

Fairfax will directly own approximately 35% of the class A common shares outstanding once it exercises its 38,461,539 warrants in January 2019 and is considered a related party.

(b)	Recently adopted accounting pronouncements:
Revenue recognition

Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers”, that introduced a new five-step revenue recognition model to determine how an entity should recognize revenue related to the transfer of goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services.

The Company’s revenue is comprised primarily of time charter revenue and interest income from leasing.  The time charter revenue includes a lease element, which is evaluated under Accounting Standards Codification (“ASC”) 840 “Leases”, and a service element, which is evaluated under ASU 2014-09.  Under previous accounting standards, service revenue was recognized when the amounts were fixed or determinable, services had been rendered and collectability was reasonably assured.  Under ASU 2014-09, recognition of such service revenue occurs when the services are provided and the performance obligations are satisfied.  The Company evaluated the service revenue under ASU 2014-09 and determined that the amounts recognized and the pattern of recognition are substantially the same as the previous revenue standard. The Company adopted ASU 2014-09 using the modified retrospective method and applied the new standard only to contracts not completed as of January 1, 2018.  There is no impact on the Company’s consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies (continued):

(b)	Recently adopted accounting pronouncements (continued):

Definition of a Business

Effective January 1, 2018, the Company adopted ASU 2017-01, “Clarifying the Definition of a Business”, which provides a new framework for determining whether transactions should be accounted for as acquisitions of assets or businesses.  The Company analyzed its March 13, 2018 acquisition of Greater China Intermodal Investments LLC (“GCI”) under this standard (see note 2).

Statement of Cash Flows – Restricted Cash

Effective January 1, 2018, the Company adopted ASU 2016-18, “Statement of Cash Flows – Restricted Cash”, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and restricted cash.  In addition, the amounts of restricted cash and nature of the restrictions are required to be disclosed.  The Company’s consolidated statements of cash flows and supplemental cash flow note reflect the changes as required.

Equity-linked financial instruments with down round features

Effective January 1, 2018, the Company elected to early adopt ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments with down round features.  When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted.  There is no impact on the Company’s consolidated financial statements.

(c)	Recent accounting pronouncements:

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases.  The accounting for lessors will remain largely unchanged from the existing accounting standards.  The standard is effective for fiscal years beginning after December 31, 2018, including interim periods within those fiscal years.

Under ASU 2016-02, each lease agreement will be evaluated to identify the lease components and non-lease components at lease inception. The total consideration in the lease agreement will be allocated to the lease and non-lease components based on their relative standalone selling prices. Lessors will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance for operating leases (straight-line basis). Sale-type and direct financing leases will be accounted for as financing transactions with the lease payments being allocated to principal and interest utilizing the effective interest rate method.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies (continued):

(c)	Recent accounting pronouncements (continued):

In July 2018, the FASB issued ASU 2018-11, “Leases – Targeted Improvements” that allows lessors to elect, as a practical expedient, to not separate lease and non-lease components and allows these components to be accounted for as a single lease component if both (i) the timing and pattern of transfer to the lessee of the lease component and the related non-lease component are the same and (ii) the lease component, if accounted for separately, would be classified as an operating lease.  In addition, a company is permitted to use its effective date as the date of initial application.  Therefore, a company electing this option will not restate comparative period financial information, will not make the new required lease disclosures in comparative periods beginning before the effective date and will recognize its cumulative effect transition adjustment as of the effective date.  Under the practical expedient mentioned above, it is expected that time charter revenue and service revenue will be presented under a single lease component presentation. The amendments have the same effective date as ASU 2016-02.

The Company intends to adopt ASU 2016-02 on January 1, 2019 whereby a cumulative effect adjustment will be made as of that day with no retrospective effect.  The Company also intends to elect to apply the package of practical expedients such that for any expired or existing leases it will not reassess lease classification, initial direct costs or whether any expired or existing contracts are or contain leases.

The adoption of ASU 2016-02 will result in a change in the accounting method for certain of the Company’s sale-leaseback transactions and office leases.  Under ASU 2016-02, the Company will recognize a right-of-use asset and a lease liability on the balance sheet for these sale-leaseback transactions and office leases based on the present value of the future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized.  The existing deferred gain related to the sale-leaseback transactions will be eliminated through a credit directly to retained earnings.  The impact on the Company’s consolidated balance sheet will be an increase to its assets and liabilities. Operating lease expense related to these sale-leaseback transactions and office leases will be recognized on a straight-line basis over the term of the lease, adjusted for changes in interest rate-based variable lease payments in the period of change. This will result in a timing difference in expense recognition on the consolidated statement of operations.

The adoption of ASU 2016-02 will require the Company to complete its lease classification assessment at lease commencement rather than when a lease is entered into.  Historically, for charters that were negotiated concurrently with the construction of the related vessels, the fair value of the constructed asset was presumed to be its newbuilding cost. If such charters were classified as direct financing leases at the time the lease was entered into, no gain or loss was recognized subsequently on commencement of the charter.  On adoption of ASU 2016-02, the fair value of the vessel will be determined based on information available at the lease commencement date, rather than lease inception date, and any difference in the fair value of the vessel upon commencement of the charter and its carrying value will be recognized as a gain or loss upon commencement of the charter.

(d)	Comparative information:

Certain prior periods’ information have been reclassified to conform with current financial statement preparation

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.       Acquisition of Greater China Intermodal Investments LLC:

On March 13, 2018, the Company acquired the remaining 89.2% that it did not own of GCI from affiliates of The Carlyle Group and the minority owners of GCI. GCI’s fleet of 18 containerships, including two newbuilds, was comprised of 10000 TEU and 14000 TEU eco-class vessels.

The aggregate purchase price was $498,050,000, comprised of:

Cash	$331,904
1,986,449 of the Company's Series D preferred shares	47,158
2,514,996 of the Company's Class A common shares	13,908
Settlement of intercompany balances	41,279
Carrying value of previously held equity interest	61,891
Transaction fees	1,910
Aggregate purchase price	$498,050

Under the Agreement and Plan of Merger (the “Merger Agreement”), $10,000,000 was deposited in escrow for settlement of potential indemnifiable damages.  If there are no claims for indemnification, the escrowed amount will be released within two business days after March 13, 2019.

The value of the Company’s Series D preferred shares and Class A common shares was determined based on the closing market price of those shares on March 13, 2018, which was the date the acquisition closed. As the initial holders of the 1,986,449 Series D preferred shares have a right commencing on September 13, 2019 and ending on October 13, 2019 to cause the Company to repurchase any of these shares they hold at that time for a price of $24.84 per share, these Series D preferred shares are recorded as temporary equity.

The Company incurred $1,910,000 of acquisition-related costs that have been capitalized as a cost of the net assets acquired.

The Company accounted for the transaction as an asset acquisition as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable group of similar identifiable assets.

Accordingly, the consideration has been allocated on a relative fair value basis to the assets acquired and liabilities assumed.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed;

Cash and cash equivalents	$70,121
Current assets	5,316
Vessels	1,369,628
Vessels under construction	28,924
Other assets	107,407
Total assets acquired	1,581,396
Debt assumed	1,038,081
Current liabilities	31,115
Other long-term liabilities	14,150
Net assets acquired	$498,050

The Company purchased identifiable intangible assets (time charters) with an estimated useful life of 5.3 years and is recorded in Other Assets.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.       Related party transactions:

(a)

Prior to March 13, 2018, the Company had a 10.8% equity interest in GCI.  The Company purchased the remaining 89.2% interest in GCI on March 13, 2018 (see note 2) and consolidated GCI from the date of acquisition.

The Company had $619,000 (December 31, 2017 – $318,500) due from other related parties included in accounts receivable

(b)     The Company incurred the following income or expenses with related parties:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Fees incurred:
Interest expense	$5,355	$—	$13,447	$—
Arrangement fees	—	—	—	1,872
Transaction fees	—	551	—	1,605
Income earned:
Interest income	—	546	427	2,131
Management fees	—	1,154	914	3,293
Supervision fees	—	650	—	650

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

In February 2018, the Company issued to Fairfax, in a private placement, $250,000,000 aggregate principal of 5.50% senior notes due 2025 (note 8(e)) (“Fairfax Notes”) and warrants (“Fairfax Warrants”) (note 11) to purchase 38,461,539 of the Company’s Class A common shares for an aggregate issue price of $250,000,000. The Fairfax Notes are guaranteed by certain of the Company’s subsidiaries. The proceeds of the Fairfax Notes and Fairfax Warrants were allocated to each security on a relative fair value basis.  The indenture relating to the Fairfax Notes provides that, subject to certain limitations, the Fairfax investors will have the right to designate a maximum of two members to our board of directors.  Fairfax became a related party as a result of this private placement.  Interest expense relates to interest expense on the Fairfax Notes.

On July 16, 2018, Fairfax was issued additional seven year warrants to purchase 25,000,000 Class A common shares (the “New Warrants”) at an exercise price of $8.05 per share. Concurrently, the Fairfax Warrants were exercised to purchase 38,461,539 Class A common shares.

In 2017, transaction fees were paid to the Company’s former chief executive officer (“former CEO”) in connection with services he provided related to new build contracts and purchase or sale contracts, and these fees were capitalized to vessels. Transaction fees were paid in the Company’s common shares, certain of which were paid in 2018 and contractually entered into while he was employed by the Company (note 13(b)). The former CEO’s employment ended on December 31, 2017 and as of that date he was no longer a related party.

Interest income was earned on loans to affiliate, prior to March 13, 2018. Management fees were earned from GCI for the management of GCI’s vessels, prior to March 13, 2018, and are included in revenue. Supervision fees were earned from GCI for the management of GCI’s newbuild vessels and are included in revenue.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

4.       Gross investment in lease:

	September 30,	December 31,
	2018	2017
Gross investment in lease	$873,157	$723,374
Current portion	(44,348)	(35,478)
Gross investment in lease	$828,809	$687,896

In April 2015, the Company entered into an agreement with MSC to bareboat charter five 11000 TEU vessels for a 17-year term, beginning from the vessel delivery dates. Pursuant to the Company’s right of first refusal agreement with GCI, the Company retained three of the vessels and GCI acquired the remaining two vessels. In June 2016, two of the five 11000 TEU vessels and associated bareboat charter contracts were acquired by the Company from GCI. At the end of each 17-year bareboat charter term, MSC has agreed to purchase each vessel for $32,000,000. Each transaction is considered a direct financing lease and accounted for as a disposition of vessels upon delivery of each vessel.

In 2017, four of the five 11000 TEU vessels delivered and commenced their 17-year bareboat charters. In January 2018, the fifth 11000 TEU vessel delivered and commenced its 17-year bareboat charter.

5.      Vessels:

		Accumulated	Net book
September 30, 2018	Cost	depreciation	value
Vessels	$7,869,224	$1,886,367	$5,982,857

		Accumulated	Net book
December 31, 2017	Cost	depreciation	value
Vessels	$6,116,091	$1,725,237	$4,390,854
Vessels under construction	146,362	—	146,362
Vessels	$6,262,453	$1,725,237	$4,537,216

During the three and nine months ended September 30, 2018, the Company capitalized interest costs of nil and $769,000, respectively, (September 30, 2017 - $2,622,000 and $8,408,000) to vessels under construction.

6.     Deferred charges:

		Financing
	Dry-docking	fees	Total
December 31, 2017	$42,536	$19,484	$62,020
Cost incurred	8,265	27	8,292
Amortization expensed	(12,526)	(1,666)	(14,192)
September 30, 2018	$38,275	$17,845	$56,120

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

7.      Deferred revenue:

	September 30,	December 31,
	2018	2017
Deferred revenue on time charters	$18,169	$26,907
Deferred interest on lease receivable	419,240	355,451
Other deferred revenue	—	1,690
Deferred revenue	437,409	384,048
Current portion	(52,094)	(55,367)
Deferred revenue	$385,315	$328,681

8.      Long-term debt:

	September 30,	December 31,
	2018	2017
Long-term debt:
Revolving credit facilities(a)	$812,299	$854,121
Term loan credit facilities(b)	2,243,757	1,196,016
Senior unsecured notes(d)	417,925	417,925
Senior notes due 2025(e)	250,000	—
	3,723,981	2,468,062
Fair value adjustment on term loan credit facilities	(2,477)	—
Discount on senior notes due 2025(e)	(85,612)	—
Deferred financing fees	(26,194)	(17,429)
Long-term debt	3,609,698	2,450,633
Current portion	(745,540)	(257,800)
Long-term debt	$2,864,158	$2,192,833
(a)	Revolving facilities

In February 2018, the Company cancelled its $120,000,000 364-day, unsecured revolving loan facility, which had not been drawn.

In August 2018, the Company entered into a two-year revolving credit facility to draw up to $150,000,000 for use in general corporate purposes. The facility bears interest at LIBOR plus a margin. As at September 30, 2018, no amounts had been drawn under the facility.

At September 30, 2018, the one month average LIBOR was 2.2% (December 31, 2017 – 1.5%) and the margins ranged between 0.5% and 1.4% (December 31, 2017 – 0.5% and 1.4%) for revolving credit facilities. The weighted average rate of interest, including the margin, for our revolving credit facilities was 2.8% at September 30, 2018 (December 31, 2017 – 2.2%). Interest payments are made monthly.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.      Long-term debt (continued):

(b)	Term loan credit facilities

The following is a schedule of future minimum repayments of revolving facilities as of September 30, 2018:

Remainder of 2018	$24,101
2019	197,320
2020	53,281
2021	56,416
2022	422,941
Thereafter	58,240
$812,299

In March 2018, the Company entered into a secured term loan facility for $100,000,000 which bears interest at LIBOR plus a margin.  The facility is secured by 11 vessels currently owned by the Company which were previously unencumbered.

As part of the acquisition of GCI on March 13, 2018, the Company assumed long-term debt which was recorded at its fair value of $1,038,081,000 (see note 2).  The assumed long-term debt consists primarily of 12 term loans to finance the 16 operating vessels.  The term loans bear interest at LIBOR plus a margin.

In April 2018, the Company entered into a secured term loan facility for up to $120,000,000 to finance two 10000 TEU vessels that were delivered in May 2018.  The loan bears interest at LIBOR plus a margin.

In August 2018, the Company made a repayment of $29,200,000 for the remaining principal balance of one of its secured term loan facilities. At September 30, 2018, as a result of the repayment on the secured term loan facility, four vessels were in the process of becoming unencumbered. The Company also made a prepayment of $29,000,000 for the remaining balance of an unsecured term loan facility.

In September 2018, the Company made a repayment of $100,900,000 on the principal balance of one of its secured term loan facilities to release two of the four vessels under security. At September 30, 2018, these vessels were in the process of becoming unencumbered.

At September 30, 2018, the one month, three month and six month average LIBOR was 2.2%, 2.4% and 2.5%, respectively (December 31, 2017 – 1.6%, 1.5% and 1.5%, respectively) and the margins ranged between 0.4% and 4.8% (December 31, 2017 – 0.4% and 4.8%) for term loan credit facilities.

The following is a schedule of future minimum repayments of term loan credit facilities as of September 30, 2018:

Remainder of 2018	$47,587
2019	214,845
2020	293,793
2021	412,201
2022	277,828
Thereafter	997,503
$2,243,757

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.      Long-term debt (continued):

(b)	Term loan credit facilities (continued)

For certain of our term loan credit facilities with a total principal outstanding of $68,708,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

The weighted average rate of interest, including the margin, was 4.6% at September 30, 2018 (December 31, 2017 – 3.6%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

Waivers

For one of the Company’s term loan credit facilities, the Company initially obtained a waiver from the lender extending the grace period for securing acceptable replacement charters for two of the vessels to the fourth quarter of 2017. In September 2017, the Company received another waiver from the lender which extends the grace period for securing replacement charters to October 2020. If either of the vessels remains unemployed for a consecutive period of more than 90 days, then the waiver will be terminated.  For four GCI vessels financed by the same lender, a similar waiver was received by GCI. At September 30, 2018, two of the four GCI vessels were in the process of being released from security as a result of the related principal repayment on the facility.

For another one of the Company’s term loan credit facilities, the Company entered into a supplement to the loan agreement with the lender for one vessel, extending the grace period for securing an acceptable replacement charter for the vessel to the fourth quarter of 2018. In March 2018, the Company entered into another supplement to the loan agreement with the lender to remove the requirement to secure an acceptable replacement charter by the fourth quarter of 2018. In connection with this supplement to the loan agreement the Company prepaid $10,000,000 of the loan balance in March 2018. The final maturity of this facility is December 2022.

(c)	Credit facilities – other

As of September 30, 2018, the Company’s credit facilities were secured by first-priority mortgages granted on 76 of its vessels, of which six were in the process of being released from security, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. In certain circumstances a prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time).  The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility, other than credit facilities of GCI’s subsidiaries, contains financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt-to-assets ratios, as defined. For GCI, each borrower under each facility is a special purpose entity and subsidiary of GCI.  Each facility is guaranteed by GCI and as the guarantor, GCI must meet certain consolidated financial covenants under these term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt to asset ratios.  Some of the facilities also have an interest and principal coverage ratio requirement for the subsidiary borrower.  The Company was in compliance with these covenants at September 30, 2018.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.      Long-term debt (continued):

(d)	Senior unsecured notes

In March 2017, the Company entered into a repurchase plan for up to $10,000,000 of its senior unsecured notes which mature in April 2019.  During the nine months ended September 30, 2018, the Company did not repurchase any senior unsecured notes.

(e)	Senior notes due 2025

In February 2018, the Company issued to Fairfax, in a private placement, $250,000,000 aggregate principal of 5.50% senior notes due 2025 and warrants (note 11) to purchase 38,461,539 of the Company’s Class A common shares for an aggregate issue price of $250,000,000. The Fairfax Notes are guaranteed by certain of the Company’s subsidiaries. The proceeds of the Fairfax Notes and Fairfax Warrants were allocated to each security on a relative fair value basis.

In March 2018, the Company entered into a subscription agreement with Fairfax pursuant to which the Company will sell and Fairfax will purchase $250,000,000 aggregate principal of 5.50% interest bearing debentures (the “Second Fairfax Notes”) and warrants to purchase 38,461,539 Class A common shares of the Company, at $6.50 per share, for an aggregate purchase price of $250,000,000 (the “Second Fairfax Warrants”). This transaction is expected to close in January 2019, subject to certain closing conditions including no material adverse changes as it relates to the Company.

In July 2018, the Fairfax Notes and Second Fairfax Notes were amended to provide Fairfax with the option to redeem the notes at each anniversary date of issuance (the “Annual Put Right”). To exercise this option, Fairfax is required to provide notice of exercise commencing 150 days and ending 120 days prior to each applicable anniversary date. On September 26, 2018, Fairfax waived the Annual Put Right for the Fairfax Notes for its first anniversary date in February 2019.

9.      Long-term obligations under capital lease:

	September 30,	December 31,
	2018	2017
Long-term obligations under capital lease	$660,132	$648,840
Deferred financing fees	(8,402)	(9,912)
Long-term obligations under capital lease	651,730	638,928
Current portion	(47,996)	(43,912)
Long-term obligations under capital lease	$603,734	$595,016
Based on maximum amounts funded, payments due to the lessors as at September 30, 2018 were as follows:

Remainder of 2018	$10,270
2019	50,730
2020	144,439
2021	42,459
2022	43,801
Thereafter	368,433
$660,132

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.      Other long-term liabilities:

	September 30,	December 31,
	2018	2017
Deferred gain on sale-leasebacks	$186,598	$203,737
Other	33,085	19,284
Other long-term liabilities	219,683	223,021
Current portion	(37,292)	(23,635)
Other long-term liabilities	$182,391	$199,386

11.      Puttable preferred shares and share capital:

Common shares:

At its April 2018 annual general meeting, the Company amended its number of authorized Class A common shares from 200,000,000 to 400,000,000 common shares.

Preferred shares:

In September 2018, the Company issued 6,000,000 Series I fixed-to-floating rate preferred shares for gross proceeds of $150,000,000. Dividends are cumulative at a fixed rate of 8.00% until, but excluding, October 30, 2023. From and including October 30, 2023, dividends are based on three-month LIBOR plus a margin of 5.008%.

At September 30, 2018, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate	Redemption by Company	September 30,	December 31,
Series	Authorized	Issued	per annum	permitted on or after	2018	2017
A	315,000	―	―	―	$ ―	$ ―
B	260,000	―	―	―	―	―
C	40,000,000	―	―	―	―	―
D	20,000,000	7,017,313(2)	7.95%	January 30, 2018(2)	175,433(1)	125,772
E	15,000,000	5,415,937	8.25%	February 13, 2019(2)	135,398	135,398
F	20,000,000	― (3)	―	―	― (3)	140,000
G	15,000,000	7,800,800	8.20%	June 16, 2021(2)	195,020	195,020
H	15,000,000	9,025,105	7.875%	August 11, 2021(2)	225,628	225,628
I	6,000,000	6,000,000	8.00%	October 30, 2023(2)	150,000	―
R	1,000,000	―	―	―	―	―

__________

(1)	Includes 1,986,449 puttable preferred shares with a liquidation preference of $49,661,000.
(2)

Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.

(3)	In July 2018, the Company redeemed all Series F preferred shares for $140,000,000 plus accrued dividends of $3,430,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.      Puttable preferred shares and share capital (continued):

Warrants:

The Fairfax Warrants entitle the holder to purchase one share of the Company’s Class A common shares at an exercise price of $6.50 per share. Each warrant is exercisable within seven years and the exercise price of the Fairfax Warrants is subject to certain closing conditions including no material adverse changes as it relates to the Company. The holder may pay the aggregate exercise price in cash, by redemption of a fixed amount of Fairfax Notes or by any combination of the foregoing. The Company can elect to require early exercise of the Fairfax Warrants, at any time after February 14, 2022, if the volume weighted average price of the Company’s Class A common shares, averaged over a 20-day period, equals or exceeds twice the exercise price of the Fairfax Warrants at that time.  The proceeds of the Fairfax Notes and Fairfax Warrants were allocated to each security on a relative fair value basis.

On July 16, 2018, the Company closed an agreement such that Fairfax agreed to exercise the Fairfax Warrants immediately and to exercise the Second Fairfax Warrants upon issuance in January 2019.

In consideration for Fairfax early exercising the Fairfax Warrants and the Second Fairfax Warrants, the Company issued New Warrants to purchase 25,000,000 Class A common shares at an exercise price of $8.05 per share. Each warrant is exercisable within seven years and the exercise price of the New Warrants is subject to customary anti-dilution adjustments. The holder may pay the aggregate exercise price by cash, by cashless exercise or by any combination of the foregoing. The Company can elect to require early exercise of the New Warrants, at any time after July 16, 2022, if the volume weighted average price of the Company’s Class A common shares, averaged over a 20-day period, equals or exceeds twice the exercise price of the New Warrants three days prior to the exercise notice.

If the Second Fairfax Warrants are not exercised in January 2019, 12,500,000 of the New Warrants or the Class A common shares, if exercised, will be cancelled.

12.     Earnings per share (“EPS”):

	Three months ended September 30, 2018			Three months ended September 30, 2017
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$79,973			$48,377
Less preferred share dividends:
Series D	(3,926)			(2,475)
Series E	(2,793)			(2,768)
Series F	(939)			(2,433)
Series G	(3,998)			(3,998)
Series H	(4,442)			(4,430)
Series I	(400)			—
Basic EPS:
Earnings attributable to common shareholders	$63,475	170,232,000	$0.37	$32,273	121,752,000	$0.27
Effect of dilutive securities:
Share-based compensation	—	543,000		—	79,000
Fairfax warrants	—	3,255,000		—	—
Diluted EPS(1):
Earnings attributable to common shareholders	$63,475	174,030,000	$0.36	$32,273	121,831,000	$0.26

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.     Earnings per share (“EPS”) (continued):

	Nine months ended September 30, 2018			Nine months ended September 30, 2017
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$215,701			$116,684
Less preferred share dividends:
Series D	(10,679)			(7,425)
Series E	(8,378)			(8,308)
Series F	(8,289)			(7,298)
Series G	(11,994)			(11,993)
Series H	(13,326)			(13,289)
Series I	(400)			—
Basic EPS:
Earnings attributable to common shareholders	$162,635	147,292,000	$1.10	$68,371	114,201,000	$0.60
Effect of dilutive securities:
Share-based compensation	—	381,000		—	59,000
Fairfax warrants	—	3,860,000		—	—
Diluted EPS(1):
Earnings attributable to common shareholders	$162,635	151,533,000	$1.07	$68,371	114,260,000	$0.60

(1)	The conversion of convertible Series F preferred shares are not included in the computation of diluted EPS when their effects are anti-dilutive.

13.     Share-based compensation:

A summary of the Company’s outstanding restricted shares, phantom share units, stock appreciation rights and restricted stock units as of and for the nine months ended September 30, 2018 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of SARs	W.A. grant date FV	Number of units	W.A. grant date FV
December 31, 2017	94,533	$8.89	727,001	$13.60	485,974	$3.40	71,184	$7.80
Granted	164,326	7.19	30,000	6.86	—	—	109,248	9.73
Vested	(119,509)	8.52	—	—	—	—	(83,220)	9.87
Cancelled	(53,608)	7.10	(76,666)	11.54	—	—	(12,441)	7.28
Expired	—	—	—	—	(485,974)	3.40	—	—
September 30, 2018	85,742	$7.28	680,335	$13.53	—	$—	84,771	$8.33

In January 2018, the Company granted the Chief Executive Officer (“CEO”) stock options to acquire 500,000 Class A common shares at an exercise price of $7.20 per share. The stock options vest equally on each of the first five anniversaries of the CEO’s start date in January 2018 and expire on January 8, 2028.

During the three and nine months ended September 30, 2018, the Company amortized $332,000 and $1,761,000 respectively (September 30, 2017 - $1,516,000 and $5,282,000) in share-based compensation expense related to the above share-based compensation awards.

At September 30, 2018, there was (i) $1,915,000 (December 31, 2017 – $4,178,000) of total unamortized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a weighted-average period of 22 months and (ii) 2,074,087

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.     Share-based compensation (continued):

(December 31, 2017 – 2,952,896) shares remaining for issuance under the Company’s Stock Incentive Plan, as amended.

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one-for-one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years. During the nine months ended September 30, 2018, the fair value of restricted shares vested was $1,018,000 (September 30, 2017 – $880,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At September 30, 2018, 650,335 (December 31, 2017 – 587,001) of the outstanding phantom share units were vested and available for exchange by the holder.

(b)	Other share-based awards:

During the three and nine months ended September 30, 2018, the Company incurred nil and $2,326,000, respectively, (September 30, 2017 – $551,000 and $1,605,000) in transaction fees that were capitalized to vessels, all of which were paid in Class A common shares. The number of shares issued under each of these arrangements is based on volume weighted-average share prices as defined in the underlying agreements.

During the three and nine months ended September 30, 2018, the Company incurred no arrangement fees. During the three and nine months ended September 30, 2017, the Company incurred arrangement fees of nil and $1,872,000, respectively, all of which were paid in Class A common shares.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.      Supplemental cash flow information:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Interest paid	$55,110	$29,353	$142,178	$84,005
Interest received	1,056	1,074	2,300	5,755
Undrawn credit facility fee paid	—	765	430	2,028
Non-cash transactions:
Dividend reinvestment	7,616	7,044	22,300	14,726
Arrangement and transaction fees settled in shares	—	551	2,326	3,542
Issuance of New Warrants	67,523	—	67,523	—
Capital contribution through settlement of loans to affiliate	—	—	—	6,667
Offset of swaption against swap liability termination	—	—	—	10,852
Repayment of debt from sale- leaseback transaction proceeds	—	—	—	53,247
Issuance of Class A common shares on acquisition (note 2)	—	—	13,908	—
Issuance of Series D preferred shares on acquisition (note 2)	—	—	47,158	—
Settlement of loans to affiliate, accrued interest and other intercompany balances on acquisition (note 2)	—	—	38,849	—
Settlement of GCI transaction fees paid by the Company (note 2)	—	—	15,224	—
Carrying value of previously held equity in GCI settled on acquisition (note 2)	—	—	61,891	—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	September 30,
	2018	2017
Cash and cash equivalents	$391,030	$308,927
Restricted cash included in other assets	14,065	19,463
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$405,095	$328,390

Restricted cash included in Other Assets represents amounts required to be set aside by contractual agreement for two of the Company’s capital leases. The restriction will be removed on termination of the charter agreement.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.      Commitments and contingencies:

(a)	At September 30, 2018, the minimum future revenues to be received on committed time-charter party agreements and interest income from direct financing leases are as follows:

Remainder of 2018	$288,408
2019	1,084,823
2020	978,954
2021	847,083
2022	684,831
Thereafter	1,219,515
$5,103,614

The minimum future revenues are based on 100% utilization, relate to committed time-charter party agreements currently in effect and assume no renewals or extensions.

(b)

At September 30, 2018, the commitment under operating leases for vessels is $1,303,977,000 for the remainder of 2018 to 2029 and for office space is $7,771,000 for the remainder of 2018 to 2024. Total commitments under these leases are as follows:

Remainder of 2018	$39,229
2019	156,538
2020	155,972
2021	155,674
2022	149,629
Thereafter	654,706
1,311,748

16.      Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
COSCON(1)	$87,681	$83,060	$254,030	$238,612
Yang Ming	64,746	37,899	170,811	104,192
MOL	43,336	30,950	119,321	92,248
CSCL Asia(1)	18,786	19,460	54,173	64,525
Other	80,432	39,644	203,084	117,366
	$294,981	$211,013	$801,419	$616,943

(1)	While the Company continues to charter vessels separately to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping business in March 2016.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

17.     Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of September 30, 2018, the fair value of the Company’s revolving and term loan credit facilities, excluding deferred financing fees is $2,981,160,000 (December 31, 2017 - $1,940,215,000) and the carrying value is $3,053,579,000 (December 31, 2017 - $2,050,137,000). As of September 30, 2018, the fair value of the Company’s long-term obligations under capital lease, excluding deferred financing fees, is $676,283,000 (December 31, 2017 - $653,007,000) and the carrying value is $660,132,000 (December 31, 2017 - $648,840,000). The fair value of the revolving and term loan credit facilities and long-term obligations under capital lease, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

As of September 30, 2018, the fair value of the Company’s senior unsecured notes is $423,051,000 (December 31, 2017 – $423,184,000) and the carrying value is $417,925,000 (December 31, 2017 – $417,925,000). The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market. Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

As of September 30, 2018, the fair value of the Fairfax Notes is $237,074,000 (December 31, 2017 – nil) and the carrying value is $164,388,000 (December 31, 2017 – nil). The Annual Put Right feature of the Fairfax Notes is considered an embedded derivative that is separately accounted for and will be re-measured at fair value at the end of each reporting period. The fair value of the derivative put instrument at each reporting period is derived from the difference between the fair value of the Fairfax Notes and the fair value of a similar debt without an Annual Put Right, which are calculated using a trinomial tree. The assumptions used include our estimate of the risk-free yield curve, interest volatility and Company specific credit risk. The fair value of the Fairfax Notes and derivative put instrument is determined based on interest rate inputs that are unobservable. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 3 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

17.     Financial instruments (continued):

(b)	Interest rate derivative financial instruments:

As of September 30, 2018, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of September 30, 2018	Maximum notional amount(1)	Effective date	Ending date
5.8700%	$566,984	$566,984	August 31, 2017	November 28, 2025	(2)
5.4200%	376,421	376,421	September 6, 2007	May 31, 2024
5.6000%	128,400	128,400	June 23, 2010	December 23, 2021	(3)
3.2675%	71,320	71,320	September 8, 2015	September 8, 2020
3.0900%	69,882	69,882	June 5, 2015	June 5, 2020
1.6000%	43,750	43,750	April 7, 2014	March 20, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amounts over the remaining term of the swap.
(2)	Swap counterparty has an early termination right in August 2019 which may require the Company to settle the swap earlier than the termination date.
(3)	Prospectively de-designated as an accounting hedge in 2008.

If interest rates remain at their current levels, the Company expects that $27,487,000 would be settled in cash in the next 12 months on interest rate swaps maturing after September 30, 2018. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

(c)	Fair value of asset and liability derivatives:

The following provides information about the Company’s derivatives:

	September 30,	December 31,
	2018	2017
Fair value of financial instruments asset	$187	$—
Fair value of financial instruments liability
Interest rate swaps	110,539	168,860
Derivative put instrument	11,319	—

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

17.     Financial instruments (continued):

(c)	Fair value of asset and liability derivatives (continued):

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Earnings (loss) on derivatives recognized in net earnings:
Change in fair value of interest rate swap	$3,705	$(2,444)	$28,954	$(19,471)
Change in fair value of derivative put instrument	821	—	821	—
Loss reclassified from AOCL to net earnings(1)
Interest expense	(80)	(144)	(254)	(1,824)
Depreciation and amortization	(191)	(198)	(593)	(655)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,062,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.     Guarantor financial information:

The Fairfax Notes are guaranteed by the following wholly owned subsidiaries of the Company, each a “Guarantor”:

•	Seaspan 140 Ltd.
•	Seaspan Holding 140 Ltd.
•	Seaspan (Asia) Corporation
•	Seaspan Containership 2180 Ltd.
•	Seaspan Containership 2181 Ltd.
•	Seaspan Holdco I Ltd.
•	Seaspan Holdco II Ltd.
•	Seaspan Holdco III Ltd.
•	Seaspan Holdco IV Ltd.
•	Seaspan Investment I Ltd.
•	Seaspan Ship Management Ltd.
•	Seaspan Crew Management Ltd.
•	Seaspan Management Services Limited
•	Seaspan Advisory Services Limited

The guarantees are full and unconditional and joint and several, subject to certain customary release provisions including (1) the sale, exchange or transfer of a Guarantor in accordance with the terms of the Fairfax Notes (2) upon the legal defeasance or covenant defeasance or discharge of obligations under the Fairfax Notes and (3) merger or consolidation of a Guarantor with Seaspan Corporation or another Guarantor   For the purposes of the following footnote, Seaspan Corporation is referred to as “Issuer”.  The following supplemental combining and condensed consolidating financial information reflects the Issuer’s separate account, the combined accounts of the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries, the combining and consolidating adjustments and eliminations and the Issuer’s consolidated accounts for the dates and periods indicated.  For purposes of the following combining and consolidating information, the Issuer’s investment in its subsidiaries and the Guarantor subsidiaries’ investments in their subsidiaries include their proportionate interest in the net assets of the subsidiaries.

The following tables present consolidated financial information related to the guarantees of the Fairfax Notes:

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.      Guarantor financial information (continued):

	September 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$271,521	$30,444	$89,065	$—	$391,030
Short-term investments	—	105	2,400	—	2,505
Accounts receivable	184,389	52,529	315	(229,519)	7,714
Prepaid expenses and other	23,090	30,179	6,157	(17,218)	42,208
Gross investment in lease	44,348	—	—	—	44,348
Fair value of financial instruments	—	—	187	—	187
	523,348	113,257	98,124	(246,737)	487,992
Vessels	3,853,044	297,013	2,226,921	(394,121)	5,982,857
Deferred charges	53,307	1,438	4,074	(2,699)	56,120
Gross investment in lease	828,809	—	—	—	828,809
Goodwill	—	—	—	75,321	75,321
Intercompany accounts receivable (payable)	(3,751)	2,497	1,254	—	—
Investment in subsidiary	936,640	562,051	—	(1,498,691)	—
Other assets	54,962	16,090	21,509	68,594	161,155
	$6,246,359	$992,346	$2,351,882	$(1,998,333)	$7,592,254
Liabilities, puttable preferred shares and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$63,305	$48,311	$173,889	$(214,937)	$70,568
Current portion of deferred revenue	48,366	18,754	3,727	(18,753)	52,094
Current portion of long-term debt	642,912	—	102,628	—	745,540
Current portion of long-term obligations under capital lease	31,903	16,093	—	—	47,996
Current portion of other long-term liabilities	23,594	—	—	13,698	37,292
	810,080	83,158	280,244	(219,992)	953,490
Deferred revenue	385,315	—	—	—	385,315
Long-term debt	1,805,304	—	1,050,390	8,464	2,864,158
Long-term obligations under capital lease	467,312	136,422	—	—	603,734
Other long-term liabilities	175,835	12,984	214,810	(221,238)	182,391
Fair value of financial instruments	121,205	—	653	—	121,858
Total liabilities	3,765,051	232,564	1,546,097	(432,766)	5,110,946

Puttable preferred shares	47,695	—	—	—	47,695

Shareholders’ equity:
Share capital	2,100	41,789	526,531	(568,320)	2,100
Treasury shares	(371)	—	—	—	(371)
Additional paid in capital	3,124,759	551,389	109,488	(660,877)	3,124,759
Retained earnings (deficit)	(670,034)	166,604	169,766	(336,370)	(670,034)
Accumulated other comprehensive loss	(22,841)	—	—	—	(22,841)
	2,433,613	759,782	805,785	(1,565,567)	2,433,613
	$6,246,359	$992,346	$2,351,882	$(1,998,333)	$7,592,254

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.      Guarantor financial information (continued):

	December 31, 2017
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$146,328	$77,712	$29,136	$—	$253,176
Short-term investments	—	104	—	—	104
Accounts receivable	37,303	25,347	—	(50,972)	11,678
Loans to affiliate	36,100	—	—	—	36,100
Prepaid expenses and other	29,037	30,348	938	(15,454)	44,869
Gross investment in lease	35,478	—	—	—	35,478
	284,246	133,511	30,074	(66,426)	381,405
Vessels	3,918,672	286,342	332,202	—	4,537,216
Deferred charges	58,397	1,889	1,734	—	62,020
Gross investment in lease	687,896	—	—	—	687,896
Goodwill	—	—	—	75,321	75,321
Intercompany accounts receivable and payable	(11,594)	11,189	405	—	—
Investment in subsidiary	474,713	59,902	—	(534,615)	—
Other assets	57,757	79,574	7,370	(10,417)	134,284
	$5,470,087	$572,407	$371,785	$(536,137)	$5,878,142
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$35,307	$75,125	$2,789	$(50,001)	$63,220
Current portion of deferred revenue	54,578	16,104	140	(15,455)	55,367
Current portion of long-term debt	239,858	—	17,942	—	257,800
Current portion of long-term obligations under capital lease	28,534	15,378	—	—	43,912
Current portion of other long-term liabilities	23,635	—	—	—	23,635
	381,912	106,607	20,871	(65,456)	443,934
Deferred revenue	327,641	1,040	—	—	328,681
Long-term debt	2,001,504	—	191,329	—	2,192,833
Long-term obligations under capital lease	445,279	149,737	—	—	595,016
Other long-term liabilities	195,459	15,273	—	(11,346)	199,386
Fair value of financial instruments	168,860	—	—	—	168,860
Shareholders’ equity:
Share capital	1,646	41,789	33,299	(75,088)	1,646
Treasury shares	(377)	—	—	—	(377)
Additional paid in capital	2,752,988	158,418	109,488	(267,906)	2,752,988
Retained earnings (deficit)	(781,137)	99,543	16,798	(116,341)	(781,137)
Accumulated other comprehensive loss	(23,688)	—	—	—	(23,688)
	1,949,432	299,750	159,585	(459,335)	1,949,432
	$5,470,087	$572,407	$371,785	$(536,137)	$5,878,142

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.      Guarantor financial information (continued):

	Nine months ended September 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$645,793	$200,360	$168,179	$(212,913)	$801,419
Operating expenses:
Ship operating	179,859	143,601	29,753	(189,537)	163,676
Depreciation and amortization	131,223	10,471	43,969	(4,578)	181,085
General and administrative	24,101	16,877	1,516	(18,000)	24,494
Operating leases	82,618	4,088	9,865	—	96,571
	417,801	175,037	85,103	(212,115)	465,826
Operating earnings	227,992	25,323	83,076	(798)	335,593
Other expenses (income):
Interest expense and amortization of deferred financing fees	108,166	6,343	40,126	(157)	154,478
Interest income	(2,442)	(307)	(144)	—	(2,893)
Undrawn credit facility fees	359	—	—	—	359
Acquisition related gain on contract settlement	—	(2,430)	—	—	(2,430)
Write-off of financing fees	(988)	—	988	—	—
Change in fair value of financial instruments	(29,406)	109	(478)	—	(29,775)
Equity income on investment	(64,072)	(46,067)	—	108,923	(1,216)
Other expense (income)	674	613	82	—	1,369
	12,291	(41,739)	40,574	108,766	119,892
Net earnings (loss)	$215,701	$67,062	$42,502	$(109,564)	$215,701

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.      Guarantor financial information (continued):

	Nine months ended September 30, 2017
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$591,950	$192,053	$33,218	$(200,278)	$616,943
Operating expenses:
Ship operating	176,874	133,087	8,125	(182,278)	135,808
Cost of services	—	650	—	—	650
Depreciation and amortization	129,571	9,951	10,057	—	149,579
General and administrative	35,174	11,751	84	(18,000)	29,009
Operating leases	72,054	3,753	9,183	—	84,990
Expenses related to customer bankruptcy	471	—	542	—	1,013
Gain on disposal	—	(6,606)	—	—	(6,606)
	414,144	152,586	27,991	(200,278)	394,443
Operating earnings	177,806	39,467	5,227	—	222,500
Other expenses (income):
Interest expense and amortization of deferred financing fees	71,071	5,826	8,164	—	85,061
Interest income	(3,174)	(269)	(2)	—	(3,445)
Undrawn credit facility fees	1,849	—	—	—	1,849
Acquisition related gain on contract settlement	—	—	—	—	—
Change in fair value of financial instruments	18,898	573	—	—	19,471
Equity income on investment	(33,968)	(9,213)	—	39,142	(4,039)
Other expense (income)	6,446	473	—	—	6,919
	61,122	(2,610)	8,162	39,142	105,816
Net earnings (loss)	$116,684	$42,077	$(2,935)	$(39,142)	$116,684

	Nine months ended September 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$215,701	$67,062	$42,502	$(109,564)	$215,701
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	847	—	—	—	847
Comprehensive income (loss)	$216,548	$67,062	$42,502	$(109,564)	$216,548

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.      Guarantor financial information (continued):

	Nine months ended September 30, 2017
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$116,684	$42,077	$(2,935)	$(39,142)	$116,684
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	2,479	—	—	—	2,479
Comprehensive income (loss)	$119,163	$45,727	$(2,933)	$(42,793)	$119,163

	Three months ended September 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$224,484	$67,017	$72,858	$(69,378)	$294,981
Operating expenses:
Ship operating	61,285	45,070	12,377	(63,372)	55,360
Depreciation and amortization	44,295	3,408	17,350	—	65,053
General and administrative	6,916	6,911	321	(6,000)	8,148
Operating leases	28,283	1,403	3,362	—	33,048
	140,779	56,792	33,410	(69,372)	161,609
Operating earnings	83,705	10,225	39,448	(6)	133,372
Other expenses (income):
Interest expense and amortization of deferred financing fees	38,995	2,220	17,016	—	58,231
Interest income	(952)	(102)	(74)	—	(1,128)
Undrawn credit facility fees	64	—	—	—	64
Write-off of financing fees	(988)	—	988	—	—
Change in fair value of financial instruments	(4,314)	(6)	(206)	—	(4,526)
Equity income on investment	(29,564)	(22,307)	—	51,871	—
Other expense (income)	491	267	—	—	758
	3,732	(19,928)	17,724	51,871	53,399
Net earnings (loss)	$79,973	$30,153	$21,724	$(51,877)	$79,973

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.      Guarantor financial information (continued):

	Three months ended September 30, 2017
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$201,528	$60,466	$11,853	$(62,834)	$211,013
Operating expenses:
Ship operating	58,909	40,631	2,672	(56,834)	45,378
Cost of services	—	650	—	—	650
Depreciation and amortization	43,334	3,422	3,079	—	49,835
General and administrative	16,251	3,776	7	(6,000)	14,034
Operating leases	25,954	1,254	3,124	—	30,332
Expenses related to customer bankruptcy	(72)	—	72	—	—
Gain on disposal	—	(6,606)	—	—	(6,606)
	144,376	43,127	8,954	(62,834)	133,623
Operating earnings	57,152	17,339	2,899	—	77,390
Other expenses (income):
Interest expense and amortization of deferred financing fees	23,598	1,988	2,746	—	28,332
Interest income	(944)	(135)	(1)	—	(1,080)
Undrawn credit facility fees	584	—	—	—	584
Change in fair value of financial instruments	2,263	181	—	—	2,444
Equity income on investment	(16,723)	(3,287)	—	18,500	(1,510)
Other expense (income)	(3)	246	—	—	243
	8,775	(1,007)	2,745	18,500	29,013
Net earnings (loss)	$48,377	$18,346	$154	$(18,500)	$48,377

	Three months ended September 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$79,973	$30,153	$21,724	$(51,877)	$79,973
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	271	—	—	—	271
Comprehensive income (loss)	$80,244	$30,153	$21,724	$(51,877)	$80,244

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.      Guarantor financial information (continued):

	Three months ended September 30, 2017
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$48,377	$18,346	$154	$(18,500)	$48,377
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	342	—	—	—	342
Comprehensive income (loss)	$48,719	$18,346	$154	$(18,500)	$48,719

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.      Guarantor financial information (continued):

	Nine months ended September 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated

Cash provided from (used in):
Operating activities:
Net earnings (loss)	$215,701	$67,062	$42,502	$(109,564)	$215,701
Items not involving cash:
Depreciation and amortization	131,223	10,471	43,969	(4,578)	181,085
Share-based compensation	1,905	—	—	—	1,905
Amortization of deferred financing fees, debt discount and fair value of long-term debt	12,546	540	1,197	—	14,283
Amounts reclassified from other comprehensive loss to interest expense	254	—	—	—	254
Unrealized change in fair value of financial instruments	(59,794)	—	(3,040)	—	(62,834)
Acquisition related gain on contract settlement	—	(2,430)	—	—	(2,430)
Operating leases	(17,692)	—	—	—	(17,692)
Equity income on investment	(64,072)	(46,067)	—	108,923	(1,216)
Amortization of revenue contracts	5,461	—	—	—	5,461
Other	3	9	—	—	12
Change in non-cash operating working capital
Accounts receivable	(125,026)	(27,178)	4,246	156,484	8,526
Lease receivable	32,423	—	—	673	33,096
Prepaid expenses and other	5,680	169	661	1,764	8,274
Deferred dry-dock	(8,265)	—	—	—	(8,265)
Accounts payable and accrued liabilities	30,105	(29,129)	154,513	(164,927)	(9,438)
Deferred revenue	(38,928)	1,610	(1,675)	(3,299)	(42,292)
Fair value of financial instruments	—	—	1,991	—	1,991
Other long-term liabilities	(1,470)	—	—	—	(1,470)
Intercompany accounts payable and accounts receivable	6,624	8,692	(849)	(14,467)	—
Cash from (used in) operating activities	126,678	(16,251)	243,515	(28,991)	324,951
Financing activities:
Common shares issued, net of issuance costs	13,908	—	(13,908)	—	—
Preferred shares issued, net of issuance costs	144,416	—	—	—	144,416
Draws on credit facilities	205,600	—	120,000	—	325,600
Repayment of credit facilities	(159,543)	—	(209,581)	8,464	(360,660)
Draws on long-term obligations under capital lease	46,964	—	—	—	46,964
Repayment on long-term obligations under capital lease	(22,534)	(13,138)	—	—	(35,672)
Fairfax notes and warrants issued	250,000	—	—	—	250,000
Proceeds from Fairfax warrants	250,000	—	—	—	250,000
Redemption of Series F preferred shares	(143,430)	—	—	—	(143,430)
Financing fees	(10,535)	730	(8,762)	2,699	(15,868)
Dividends on common shares	(28,358)	—	—	—	(28,358)
Dividends on preferred shares	(49,680)	—	—	—	(49,680)
Cash from (used in) financing activities	496,808	(12,408)	(112,251)	11,163	383,312
Investing activities:
Expenditures for vessels	(145,876)	(19,785)	(142,990)	2,025	(306,626)
Short-term investments	—	(1)	(2,400)	—	(2,401)
Other assets	(10,066)	—	12,576	—	2,510
Loans to affiliate	(427)	—	—	—	(427)
Acquisition of GCI	(333,581)	—	—	—	(333,581)
Cash acquired from GCI acquisition	—	—	70,121	—	70,121
Advances to related parties	(8,343)	1,179	(8,639)	15,803	—
Cash used in investing activities	(498,293)	(18,607)	(71,332)	17,828	(570,404)
Increase (decrease) in cash and cash equivalents	125,193	(47,266)	59,932	—	137,859
Cash, cash equivalents and restricted cash, beginning of period	146,328	85,601	35,307	—	267,236
Cash, cash equivalents and restricted cash, end of period	$271,521	$38,335	$95,239	$—	$405,095

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.      Guarantor financial information (continued):

	Nine months ended September 30, 2017
	Parent Issuer	Guarantor	Non-Guarantor	Eliminations	Consolidated
Cash provided from (used in):
Operating activities:
Net earnings (loss)	$116,684	$42,077	$(2,935)	$(39,142)	$116,684
Items not involving cash:
Depreciation and amortization	129,571	9,951	10,057	—	149,579
Share-based compensation	12,377	—	—	—	12,377
Amortization of deferred financing fees, debt discount and fair value of long-term debt	8,818	—	—	—	8,818
Amounts reclassified from other comprehensive loss to interest expense	1,824	—	—	—	1,824
Unrealized change in fair value of financial instruments	(24,723)	55	—	—	(24,668)
Operating leases	(16,678)	—	—	—	(16,678)
Equity income on investment	(33,968)	(9,213)	—	39,142	(4,039)
Amortization of revenue contracts	3,182	—	—	—	3,182
Loss (Gain) on disposals	—	(6,606)	—	—	(6,606)
Other	6,241	333	—	—	6,574
Change in non-cash operating working capital
Accounts receivable	(5,789)	(29,049)	492	43,680	9,334
Lease receivable	996	—	—	—	996
Prepaid expenses and other	(3,656)	(6,310)	988	157	(8,821)
Deferred dry-dock	(4,065)	(2,178)	(969)	—	(7,212)
Accounts payable and accrued liabilities	22,513	20,137	(1,177)	(43,676)	(2,203)
Deferred revenue	(809)	(702)	(139)	(158)	(1,808)
Fair value of financial instruments	(3,065)	—	—	—	(3,065)
Intercompany accounts payable and accounts receivable	15,240	(13,316)	(5,241)	3,317	—
Cash from (used in) operating activities	224,693	5,179	1,076	3,320	234,268
Financing activities:
Common shares issued	79,368	—	—	—	79,368
Repayment of credit facilities	(248,954)	—	(20,498)	—	(269,452)
Draws on long-term obligations under capital lease	136,331	—	—	—	136,331
Repayment on long-term obligations under capital lease	(7,169)	(12,323)	—	—	(19,492)
Financing fees	(4,400)	634	594	—	(3,172)
Senior unsecured notes repurchased	(3,122)	—	—	—	(3,122)
Net proceeds on sale-leaseback of vessel	90,753	—	—	—	90,753
Dividends on common shares	(53,411)	(3,650)	—	3,650	(53,411)
Dividends on preferred shares	(48,313)	—	—	—	(48,313)
Advances from related parties	—	6,624	25,216	(31,840)	—
Cash from (used in) financing activities	(58,917)	(8,715)	5,312	(28,190)	(90,510)
Investing activities:
Expenditures for vessels	(227,856)	(5,820)	(2,049)	—	(235,725)
Short-term investments	—	307	—	—	307
Net proceeds from vessel disposal	—	18,338	—	—	18,338
Other assets	1,487	(1,448)	65	—	104
Loans to affiliate	(2,131)	—	—	—	(2,131)
Repayments from loans to affiliate	24,557	(2,778)	—	—	21,779
Dividends received from subsidiary	3,650	—	—	(3,650)	—
Capital contribution in subsidiary	(28,520)	—	—	28,520	—
Cash used in investing activities	(228,813)	8,599	(1,984)	24,870	(197,328)
Increase (decrease) in cash and cash equivalents	(63,037)	5,063	4,404	—	(53,570)
Cash, cash equivalents and restricted cash, beginning of period	287,301	66,533	28,126	—	381,960
Cash, cash equivalents and restricted cash, end of period	$224,264	$71,596	$32,530	$—	$328,390

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.      Guarantor financial information (continued):

	Three months ended September 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash provided from (used in):
Operating activities:
Net earnings (loss)	$79,973	$30,153	$21,724	$(51,877)	$79,973
Items not involving cash:
Depreciation and amortization	44,294	3,409	17,350	—	65,053
Share-based compensation	355	—	—	—	355
Amortization of deferred financing fees, debt discount and fair value of long-term debt	3,953	540	(32)	1,265	5,726
Amounts reclassified from other comprehensive loss to interest expense	80	—	—	—	80
Unrealized change in fair value of financial instruments	(13,488)	—	(437)	—	(13,925)
Operating leases	(5,883)	—	—	—	(5,883)
Equity income on investment	(29,564)	(22,307)	—	51,871	—
Amortization of revenue contracts	1,902	—	5,213	(5,213)	1,902
Other	(3)	4	—	—	1
Change in non-cash operating working capital
Accounts receivable	(108,111)	(7,689)	3,250	119,209	6,659
Lease receivable	10,505	—	—	673	11,178
Prepaid expenses and other	(1,543)	1,144	3,712	(3,086)	227
Deferred dry-dock	(26)	—	—	—	(26)
Accounts payable and accrued liabilities	6,602	3,806	152,429	(158,188)	4,649
Deferred revenue	(10,692)	(2,849)	(1,608)	2,849	(12,300)
Other long-term liabilities	(1,470)	—	—	—	(1,470)
Intercompany accounts payable and accounts receivable	4,215	(8,434)	3,927	292	—
Cash from (used in) operating activities	(18,901)	(2,223)	205,528	(42,205)	142,199
Financing activities:
Common shares issued, net of issuance costs	13,908	—	(13,908)	—	—
Preferred shares issued, net of issuance costs	144,416	—	—	—	144,416
Repayment of credit facilities	(70,503)	—	(163,877)	8,464	(225,916)
Repayment on long-term obligations under capital lease	(7,937)	(4,428)	—	—	(12,365)
Proceeds from Fairfax warrants	250,000	—	—	—	250,000
Redemption of Series F preferred shares	(143,430)	—	—	—	(143,430)
Financing fees	(2,815)	350	(3,319)	3,031	(2,753)
Dividends on common shares	(9,549)	—	—	—	(9,549)
Dividends on preferred shares	(14,720)	—	—	—	(14,720)
Advances from related parties	(3,801)	(2,430)	(15,224)	21,455	—
Cash from (used in) financing activities	155,569	(6,508)	(196,328)	32,950	(14,317)
Investing activities:
Expenditures for vessels	(3,186)	(370)	(5,080)	3,023	(5,613)
Short-term investments	—	(105)	—	—	(105)
Other assets	(4,504)	—	4,303	—	(201)
Advances to related parties	(7,967)	1,436	299	6,232	—
Cash used in investing activities	(15,657)	961	(478)	9,255	(5,919)
Increase (decrease) in cash and cash equivalents	121,011	(7,770)	8,722	—	121,963
Cash, cash equivalents and restricted cash, beginning of period	150,510	46,105	86,517	—	283,132
Cash, cash equivalents and restricted cash, end of period	$271,521	$38,335	$95,239	$—	$405,095

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.      Guarantor financial information (continued):

	Three months ended September 30, 2017
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash provided from (used in):
Operating activities:
Net earnings (loss)	$48,377	$18,346	$154	$(18,500)	$48,377
Items not involving cash:
Depreciation and amortization	43,334	3,422	3,079	—	49,835
Share-based compensation	8,507	—	—	—	8,507
Amortization of deferred financing fees, debt discount and fair value of long-term debt	2,605	—	—	—	2,605
Amounts reclassified from other comprehensive loss to interest expense	144	—	—	—	144
Unrealized change in fair value of financial instruments	(11,483)	—	—	—	(11,483)
Operating leases	(5,911)	—	—	—	(5,911)
Equity income on investment	(16,723)	(3,286)	—	18,499	(1,510)
Amortization of revenue contracts	1,133	—	—	—	1,133
Loss (Gain) on disposals	—	(6,606)	—	—	(6,606)
Other	2	48	—	57	107
Change in non-cash operating working capital
Accounts receivable	1,187	(12,527)	838	10,632	130
Lease receivable	996	—	—	—	996
Prepaid expenses and other	(1,799)	(840)	(28)	186	(2,481)
Deferred dry-dock	(1,413)	(2,213)	(1)	—	(3,627)
Accounts payable and accrued liabilities	8,510	6,900	(706)	(10,627)	4,077
Deferred revenue	12,222	(696)	(92)	(186)	11,248
Fair value of financial instruments	(490)	—	—	—	(490)
Intercompany accounts payable and accounts receivable	9,403	(17,551)	6,781	1,367	—
Cash from (used in) operating activities	98,601	(15,003)	10,025	1,428	95,051
Financing activities:
Common shares issued	22,102	—	—	—	22,102
Repayment of credit facilities	(86,395)	—	(11,900)	—	(98,295)
Draws on long-term obligations under capital lease	136,331	—	—	—	136,331
Repayment on long-term obligations under capital lease	(2,447)	(4,172)	—	—	(6,619)
Financing fees	(1,250)	205	187	—	(858)
Dividends on common shares	(7,701)	(1,700)	—	1,700	(7,701)
Dividends on preferred shares	(16,104)	—	—	—	(16,104)
Advances from related parties	—	(4)	4,944	(4,940)	—
Cash from (used in) financing activities	44,536	(5,671)	(6,769)	(3,240)	28,856
Investing activities:
Expenditures for vessels	(140,091)	770	(43)	—	(139,364)
Short-term investments	—	(1)	—	—	(1)
Net proceeds from vessel disposal	—	18,338	—	—	18,338
Other assets	938	(748)	(72)	(58)	60
Loans to affiliate	(546)	—	—	—	(546)
Repayments from loans to affiliate	546	—	—	—	546
Dividends received from subsidiary	1,700	—	—	(1,700)	—
Capital contribution in subsidiary	(3,570)	—	—	3,570	—
Cash used in investing activities	(141,023)	18,359	(115)	1,812	(120,967)
Increase (decrease) in cash and cash equivalents	2,114	(2,315)	3,141	—	2,940
Cash and cash equivalents, beginning of period	222,150	73,911	29,389	—	325,450
Cash and cash equivalents, end of period	$224,264	$71,596	$32,530	$—	$328,390

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

19.      Subsequent events:

(a)

On October 9, 2018, the Company declared quarterly dividends of $0.496875, $0.515625, $0.512500, $0.492188 and $0.227778 per Series D, Series E, Series G, Series H and Series I preferred share, respectively, representing a total distribution of $16,086,000. The dividends were paid on October 30, 2018 to all shareholders of record on October 29, 2018.

(b)	On October 9, 2018, the Company declared a quarterly dividend of $0.125 per common share. The dividends were paid on October 30, 2018 to all shareholders of record on October 22, 2018.

(c)

In October 2018, the Company entered into a binding term sheet to invest up to $200,000,000 in Swiber Holdings Limited ("Swiber"), a Singaporean offshore engineering, procurement and construction business that owns five maritime vessels. At closing, the Company will acquire an 80% post-restructured equity interest in Swiber for $20,000,000. Upon meeting certain milestones, an additional $180,000,000 will be invested in Swiber’s LNG-to-power project in Vietnam, in exchange for preferred equity interest in the project.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of September 30, 2018, we operated a fleet of 112 containerships. As of September 30, 2018, the average age of the 112 vessels in our operating fleet was approximately six years, on a TEU-weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of September 30, 2018, the charters on the 112 vessels in our operating fleet had an average remaining term of approximately five years, on a TEU-weighted basis, excluding the effect of any charterers’ options to extend certain time charters.

Customers for our operating fleet as at September 30, 2018 were as follows:

Customers for Current Fleet
ANL
APL
CMA CGM
CNC
Coheung
COSCON
COSCO Europe
COSCO Mercury
COSCO New Golden Sea
CSCL Asia
Hapag-Lloyd
K-Line
Maersk
MSC
MOL
Yang Ming Marine

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time-charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Vessel Acquisitions and Deliveries

In January 2018, we accepted delivery of MSC Yashi B, an 11000 TEU vessel. This vessel was constructed at HHIC – PHIL Inc. and commenced a 17-year fixed-rate bareboat charter with MSC. Upon completion of the bareboat charter period, MSC is obligated to purchase the vessel for a pre-determined amount.

In February 2018, we purchased two second-hand 2006-built geared 2500 TEU vessels and entered into fixed-rate time charters with Maersk.  The time charters are for a term of four years with options to extend up to an additional two years at increasing charter rates.

In May 2018, we accepted delivery of four 10000 TEU vessels, the CMA CGM Mundra, CMA CGM Cochin, CMA CGM Mumbai, and CMA CGM Chennai. These vessels were constructed at Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd. Upon delivery, each vessel commenced a three-year fixed rate time charter with CMA CGM with an option to extend for up to an additional three years.

Fairfax Investment

On February 14, 2018, we issued to Fairfax Financial Holdings Limited and its affiliates (collectively, “Fairfax”), in a private placement for an aggregate purchase price of $250.0 million, an aggregate principal amount of our 5.50% interest bearing, debentures due 2025 (the “Fairfax Notes”), and 38,461,539 warrants, each exercisable for one share of our Class A common shares at an exercise price of $6.50 per share. Each warrant is exercisable within seven years in cash or by redemption of a fixed amount of Fairfax Notes or by a combination of the foregoing, at the option of Fairfax. We can elect to require early exercise of the warrants, at any time after February 14, 2022, if the volume weighted average price of our common shares, averaged over a 20-day period, equals or exceeds twice the exercise price of the Fairfax warrants at that time. For additional information about this private placement, please read our Reports on Form 6-K furnished to the SEC on February 15, 2018 and February 22, 2018.

On March 13, 2018, we entered into a subscription agreement with Fairfax pursuant to which we will sell and Fairfax will purchase $250.0 million aggregate principal of 5.50% interest bearing debentures and warrants to purchase 38,461,539 Class A common shares of the Company at an exercise price of $6.50 per share for an aggregate purchase price of $250,000,000 (the “Second Fairfax Investment”). The Second Fairfax Investment is expected to close in January 2019, subject to certain closing conditions including no material adverse changes as it relates to us.

On July 16, 2018, we closed an agreement with Fairfax to receive an additional $500.0 million of equity investment.  Pursuant to the agreement, Fairfax exercised all of the warrants it was issued on February 14, 2018, to acquire 38,461,539 Class A common shares at an exercise price of $6.50 per share. In addition, Fairfax agreed that in January 2019, it will immediately exercise all of the warrants that it will be issued in connection with the closing of the Second Fairfax Investment. Upon exercise of the warrants in January 2019, Fairfax will acquire 38,461,539 Class A common shares at an exercise price of $6.50 per share, for a total equity investment of $500.0 million.

In consideration for Fairfax early exercising these warrants in advance of their seven year terms, we issued Fairfax seven year warrants to acquire an additional 25,000,000 Class A common shares at an exercise price of $8.05 per share, of which 12,500,000 are cancellable if the warrants issued in the Second Fairfax Investment are not immediately exercised pursuant to the agreement. Fairfax may pay the aggregate exercise price by cash, by cashless exercise or by any combination of the foregoing. The terms of the debentures that were issued on February 14, 2018 and are expected to be issued in January 2019 were amended to allow Fairfax to call for early redemption of some or all of those debentures on each respective anniversary date of issuance, by providing written notice between, 150 days and 120 days prior to the applicable anniversary date. On September 26, 2018, Fairfax waived the right to redeem the Fairfax Notes in February 2019.

Upon the full exercise of both tranches of warrants and the January 2019 subscription for $250.0 million of debentures, Fairfax’s total investment in Seaspan will increase to $1.0 billion, consisting of $500.0 million of Class A common shares and $500.0 million in debentures.

Acquisition of GCI

On March 13, 2018, we acquired the remaining 89.2% that we did not own of Greater China Intermodal Investments LLC (“GCI”) from affiliates of The Carlyle Group and the minority owners of GCI. GCI’s fleet of 18 modern containerships, including two newbuilding containerships, is comprised of 10000 TEU and 14000 TEU eco-class vessels. For additional information about the acquisition please read our Report on Form 6-K furnished to the SEC, on March 14, 2018.

The aggregate purchase price of $498.1 million includes the following:

Cash	$331,904
1,986,449 of the Company's Series D preferred shares	47,158
2,514,996 of the Company's Class A common shares	13,908
Settlement of intercompany balances	41,279
Carrying value of previously held equity interest	61,891
Transaction fees	1,910
Aggregate purchase price	$498,050

Debt Financing

In March 2018, we closed and drew on a secured credit facility for $100.0 million at an interest rate of LIBOR plus a margin. The facility is secured by 11 previously unencumbered vessels.

Debt Repayment

In August 2018, we prepaid the remaining principal outstanding balance of $29.0 million of a fixed-rate unsecured term loan facility and $29.2 million of a secured term loan facility. As a result of the prepayment of the secured facility, four vessels will be released from security.

In September 2018, we made repayment of $100.9 million on the principal balance of one of our secured term loan facilities to release two of the four vessels under security.

Vessel Financing

In April 2018, we entered into a secured term loan facility for up to $120.0 million to finance the CMA CGM Chennai and CMA CGM Cochin, and drew on that facility in May 2018 for the full $120.0 million on the respective delivery dates of those vessels.

Revolving Credit Facility

In August 2018, we closed a revolving credit facility for a total commitment of up to $150.0 million. The revolving credit facility bears interest at LIBOR plus a margin. The amounts borrowed under the revolving credit facility must be repaid in full on August 31, 2020. As of the date of this filing, the revolving credit facility remains undrawn.

Equity Financing

In September 2018, we issued in a registered public offering 6,000,000 of our Series I fixed-to-floating rate preferred shares at a price of $25.00 per share for net proceeds of $145.3 million. Dividends will be payable on the Series I preferred shares at a fixed rate of 8.00% per annum up to, but excluding October 30, 2023 and, if not redeemed at any time thereafter, at a floating rate from and including October 30, 2023 based on three-month LIBOR plus a margin of 5.008%.

Redemption of Series F Preferred Shares

On July 23, 2018, we redeemed all of our outstanding 10.5% Series F preferred shares for $140.0 million plus $3.4 million of accrued dividends.

Recent Developments

Dividends

On October 9, 2018, our Board of Directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of $38.2 million on October 30, 2018.

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.125	July 1, 2018 to September 30, 2018	October 22, 2018	October 30, 2018
Series D preferred shares	SSW PR D	$0.496875	July 30, 2018 October 29, 2018	October 29, 2018	October 30, 2018
Series E preferred shares	SSW PR E	$0.515625	July 30, 2018 October 29, 2018	October 29, 2018	October 30, 2018
Series G preferred shares	SSW PR G	$0.512500	July 30, 2018 October 29, 2018	October 29, 2018	October 30, 2018
Series H preferred shares	SSW PR H	$0.492188	July 30, 2018 October 29, 2018	October 29, 2018	October 30, 2018
Series I preferred shares	SSW PR I	$0.227778	September 19, 2018 October 29, 2018	October 29, 2018	October 30, 2018

Investment in Swiber Holdings Limited

On October 3, 2018, we entered into a binding term sheet to invest up to $200.0 million in Swiber Holdings Limited (“Swiber”). Upon closing, we will acquire an 80% post-restructured equity interest in Swiber for $20.0 million. After meeting certain milestones, an additional $180.0 million will be invested in Swiber’s LNG-to-power project in Vietnam.

Recent Additions to Senior Management

In October 2018, the Company announced that it had appointed Torsten Holst Pedersen as Executive Vice-President, Ship Management and H. Theodore (“Ted”) Chang as General Counsel. These appointments follow the appointment in July 2018 of Tina Lai as Chief Human Resources Officer.

Controls and Procedures

During the preparation of the interim financial statements for the quarter ended June 30, 2018, the Company’s management identified a material weakness in our internal controls over financial reporting relating to the timely recording of dividends declared and approved by our Board of Directors, which resulted in a $35.6 million understatement of current liabilities and deficit in our earnings press release dated August 1, 2018 (the “Earnings Release”).  A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

The control deficiency did not result in a misstatement of our previously issued annual or quarterly consolidated financial statements, or of other unrelated financial information contained in the Earnings Release.  The dividend accrual has been correctly recorded in our June 30, 2018 financial statements presented in the Form 6-K filed on August 6, 2018, and in the corrected earnings press release dated August 6, 2018.

Management has designed and implemented revised controls and procedures related to dividend transactions which management believes address the material weakness.  However, the controls have been operating for a limited period and the requisite testing sample size to ensure the operating effectiveness of the revised controls and procedures is not yet available.  The identified material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that remediation of this material weakness will be completed prior to the end of fiscal year 2018.

Except as noted above, there has been no change in the Company's internal control over financial reporting as of November 2, 2018, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 112 operating vessels as of September 30, 2018:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter	Daily Charter Rate
YM Wish	14000	2015	04/07/2015	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	04/22/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(1)	14000	2015	06/10/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	07/03/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(1)	14000	2015	08/21/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(1)	14000	2015	10/16/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(1)	14000	2016	05/08/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(1)	14000	2016	05/29/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wind(1)	14000	2017	06/02/2017	Yang Ming Marine	10 years + one 2-year option	46.5
YM World	14000	2015	04/13/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wondrous	14000	2015	05/26/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wholesome	14000	2015	07/23/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Worth	14000	2015	09/17/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Welcome	14000	2016	08/16/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wreath	14000	2017	06/30/2017	Yang Ming Marine	10 years + one 2-year option	46.5
MSC Shuba B(1)	11000	2017	08/23/2017	MSC	17 years	24.3
MSC Shreya B(1)	11000	2017	09/20/2017	MSC	17 years	24.3
MSC Nitya B(1)	11000	2017	09/28/2017	MSC	17 years	24.3
MSC Madhu B(1)	11000	2017	12/11/2017	MSC	17 years	24.3
MSC Yashi B(1)	11000	2018	01/04/2018	MSC	17 years	24.3
COSCO Glory	13100	2011	06/10/2011	COSCON	12 years	55.0
COSCO Pride(1)	13100	2011	06/29/2011	COSCON	12 years	55.0
COSCO Development	13100	2011	08/10/2011	COSCON	12 years	55.0
COSCO Harmony	13100	2011	08/19/2011	COSCON	12 years	55.0
COSCO Excellence	13100	2012	03/08/2012	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	03/14/2012	COSCON	12 years	55.0
COSCO Hope	13100	2012	04/19/2012	COSCON	12 years	55.0
COSCO Fortune	13100	2012	04/29/2012	COSCON	12 years	55.0
Seaspan Ganges	10000	2014	03/28/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Yangtze	10000	2014	04/11/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Zambezi	10000	2014	03/26/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
MOL Bravo(1)	10000	2014	07/18/2014	MOL	8 years + one 2-year option	37.5	(4)
MOL Brightness(1)	10000	2014	10/31/2014	MOL	8 years + one 2-year option	37.5	(4)
MOL Breeze(1)	10000	2014	11/14/2014	MOL	8 years + one 2-year option	37.5	(4)
MOL Beacon(1)	10000	2015	04/10/2015	MOL	8 years + one 2-year option	37.5	(4)
MOL Benefactor(1)	10000	2016	03/28/2016	MOL	8 years + one 2-year option	37.5	(4)
MOL Beyond(1)	10000	2016	04/29/2016	MOL	8 years + one 2-year option	37.5	(4)
Maersk Guayaquil	10000	2015	09/21/2015	Maersk	5 years + two 1-year options	37.2	(5)
Maersk Genoa(1)	10000	2016	09/12/2016	Maersk	5 years + two 1-year options	37.2	(5)
Seaspan Thames	10000	2014	04/03/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Amazon	10000	2014	04/12/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Hudson	10000	2015	03/31/2018	Yang Ming Marine	2 years + one 1-year option	Market rate	(3)
CMA CGM Tuticorin	10000	2015	06/28/2018	CMA CGM	3 years + option for up to 3 years	29.0
MOL Brilliance	10000	2014	10/17/2014	MOL	8 years + one 2-year option	37.5
MOL Belief	10000	2015	07/03/2015	MOL	8 years + one 2-year option	37.5
MOL Beauty	10000	2015	05/01/2015	MOL	8 years + one 2-year option	37.5
MOL Bellwether	10000	2015	07/23/2015	MOL	8 years + one 2-year option	37.5
Maersk Guatemala	10000	2015	09/03/2015	Maersk	5 years + two 1-year options	37.2
Maersk Gibraltar	10000	2016	11/26/2016	Maersk	5 years + two 1-year options	37.2
CMA CGM Mundra	10000	2018	05/12/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CMA CGM Cochin	10000	2018	05/14/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)

CMA CGM Mumbai	10000	2018	05/21/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CMA CGM Chennai	10000	2018	05/28/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CSCL Zeebrugge	9600	2007	03/15/2007	CSCL Asia	12 years	34.5	(7)
CSCL Long Beach	9600	2007	07/06/2007	CSCL Asia	12 years	34.5	(7)
Seaspan Oceania	8500	2004	12/04/2017	MSC	Minimum 10 months and up to 23 months	Market rate	(3)
CSCL Africa	8500	2005	02/25/2018	COSCO Mercury	Minimum 12 months and up to 14 months	Market rate	(3)
COSCO Japan	8500	2010	03/09/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Korea	8500	2010	04/05/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Philippines	8500	2010	04/24/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Malaysia	8500	2010	05/19/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Indonesia	8500	2010	07/05/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Thailand	8500	2010	10/20/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Prince Rupert	8500	2011	03/21/2011	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Vietnam	8500	2011	04/21/2011	COSCON	12 years + three 1-year options	42.9	(8)
MOL Emerald	5100	2009	04/30/2009	MOL	12 years	28.9
MOL Eminence	5100	2009	08/31/2009	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/2009	MOL	12 years	28.9
MOL Empire	5100	2010	01/08/2010	MOL	12 years	28.9
Brotonne Bridge(1)	4500	2010	10/25/2010	K-Line	12 years + two 3-year options	34.5	(9)
Brevik Bridge(1)	4500	2011	01/25/2011	K-Line	12 years + two 3-year options	34.5	(9)
Bilbao Bridge(1)	4500	2011	01/28/2011	K-Line	12 years + two 3-year options	34.5	(9)
Berlin Bridge	4500	2011	05/09/2011	K-Line	12 years + two 3-year options	34.5	(9)
Budapest Bridge	4500	2011	08/01/2011	K-Line	12 years + two 3-year options	34.5	(9)
Seaspan Chiwan	4250	2001	09/19/2018	CMA CGM	Minimum 33 months and up to 36 months	Market rate	(3)
Seaspan Hamburg(10)	4250	2001	—	—	—	—
Seaspan Ningbo	4250	2002	07/08/2018	COSCO New Golden Sea	Five months	Market rate	(3)
Seaspan Dalian	4250	2002	11/22/2017	ANL	Minimum four months and up to 12 months	Market rate	(3)
Seaspan Felixstowe	4250	2002	05/07/2018	COSCO Mercury	Five months	Market rate	(3)
Seaspan Vancouver	4250	2005	11/24/2017	APL	Minimum three months and up to 11 months	Market rate	(3)
CSCL Sydney	4250	2005	07/26/2018	COSCO Mercury	Five months	Market rate	(3)
CSCL New York	4250	2005	01/28/2018	COSCO Mercury	Minimum five months and up to nine months	Market rate	(3)
CSCL Melbourne	4250	2005	—	—	—	—
CSCL Brisbane	4250	2005	07/18/2018	COSCO Mercury	Five months	Market rate	(3)
Seaspan New Delhi	4250	2005	07/03/2018	COSCO New Golden Sea	Five months	Market rate	(3)
Seaspan Dubai	4250	2006	—	—	—	—
Seaspan Jakarta	4250	2006	09/30/2018	COSCO Europe	Minimum two months and up to five months	Market rate	(3)
Seaspan Saigon	4250	2006	02/01/2018	Hapag-Lloyd	Minimum six months and up to 9.5 months	Market rate	(3)
Seaspan Lahore	4250	2006	08/08/2017	MSC	Minimum 11 months and up to 13 months	Market rate	(3)
Rio Grande Express	4250	2006	02/01/2018	Hapag-Lloyd	Minimum six months and up to 9.5 months	Market rate	(3)
Seaspan Santos	4250	2006	05/25/2018	CNC	Minimum 10 months and up to 13 months	Market rate	(3)
Seaspan Rio de Janeiro	4250	2007	03/17/2018	Maersk	Minimum 5 months and up to 7 months	Market rate	(3)
Seaspan Manila	4250	2007	08/03/2018	Coheung	Minimum three months and up to five months	Market rate	(3)
Seaspan Loncomilla	4250	2009	07/04/2018	CMA CGM	One year	Market rate	(3)
Seaspan Lumaco	4250	2009	02/14/2018	CMA CGM	Minimum six months and up to nine months	Market rate	(3)
Seaspan Lingue	4250	2010	01/05/2018	CMA CGM	Minimum seven months and up to 10 months	Market rate	(3)
Seaspan Lebu	4250	2010	07/12/2018	CMA CGM	Three years	Market rate	(3)
Seaspan Fraser(1)(11)	4250	2009	06/16/2018	CNC	Minimum five months and up to six months	Market rate	(3)

COSCO Fuzhou	3500	2007	03/27/2007	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	07/05/2007	COSCON	12 years	19.0
CSCL Panama	2500	2008	05/14/2008	CSCL Asia	12 years	16.9	(12)
CSCL São Paulo	2500	2008	08/11/2008	CSCL Asia	12 years	16.9	(12)
CSCL Montevideo	2500	2008	09/06/2008	CSCL Asia	12 years	16.9	(12)
CSCL Lima	2500	2008	10/15/2008	CSCL Asia	12 years	16.9	(12)
CSCL Santiago	2500	2008	11/08/2008	CSCL Asia	12 years	16.9	(12)
CSCL San Jose	2500	2008	12/01/2008	CSCL Asia	12 years	16.9	(12)
CSCL Callao	2500	2009	04/10/2009	CSCL Asia	12 years	16.9	(12)
CSCL Manzanillo	2500	2009	09/21/2009	CSCL Asia	12 years	16.9	(12)
Guayaquil Bridge	2500	2010	03/08/2010	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	05/30/2010	K-Line	10 years	17.9
Frisia Hannover	2500	2006	02/05/2018	Maersk	4 years + option for up to 2 years	8.8	(13)
Frisia Loga	2500	2006	02/22/2018	Maersk	4 years + option for up to 2 years	8.8	(13)

_____________________

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	Hapag-Lloyd extended their initial charter for an additional period for a minimum of 10 months up to a maximum of 12 months.
(3)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), this vessel is being chartered at current market rates.
(4)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(5)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(6)

CMA CGM has an initial charter of three years with a charter rate of $29,000 per day for the initial term. The charter rate increases for the option period and the rate depends on the duration of the option period.

(7)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(8)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(9)

K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

(10)	This vessel commenced a short-term charter with Hapag-Lloyd in October 2018 at market rates for a minimum of 26 months up to a maximum of 28 months, where the exact period is at Hapag-Lloyd’s option.
(11)

This vessel was redelivered on October 1, 2018 and will commence a short-term charter with COSCO New Golden Sea Shipping in October 2018 at market rates for a minimum of two months up to a maximum of five months, where the exact period is at COSCO New Golden Sea’s option.

(12)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.
(13)

Maersk has an initial charter of four years with a charter rate of $8,800 per day for the first three years and increasing to $9,500 per day for the fourth year and $10,650 per day for the two-year option period.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet as of September 30, 2018:

Quarter Ended
September 30, 2018
Owned and leased vessels, beginning of year	89
Deliveries	7
Acquired(1)	16
Total Fleet	112
Total Capacity (TEU)	905,900

____________________

(1)	Our acquisition of GCI on March 13, 2018 included 16 operating vessels and two vessels under construction, which were delivered in May 2018.

Three and Nine Months Ended September 30, 2018 Compared with Three and Nine Months Ended September 30, 2017

The following is a discussion of our financial condition and results of operations for the three and nine months ended September 30, 2018. The following provides information about our fleet as of September 30, 2018:

Number of vessels in operation	112
TEU-weighted average age of fleet	6 Years
TEU capacity	905,900
TEU-weighted average remaining initial term on outstanding charters	5 Years

Our consolidated financial results for the three and nine months ended September 30, 2018 and 2017 are summarized below:

Financial Summary (in millions of US dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Revenue	$295.0	$211.0	$801.4	$616.9
Ship operating expense	55.4	45.4	163.7	135.8
Depreciation and amortization expense	65.1	49.8	181.1	149.6
General and administrative expense	8.1	14.0	24.5	29.0
Operating lease expense	33.0	30.3	96.6	85.0
Interest expense and amortization of deferred financing fees	58.2	28.3	154.5	85.1
Net earnings	80.0	48.4	215.7	116.7
Earnings per share, diluted	0.36	0.26	1.07	0.60
Cash from operating activities	142.2	95.1	325.0	234.3

Ownership Days, Operating Days and Vessel Utilization

Ownership days are the number of days a vessel is owned and available for charter. Operating days are the number of days a vessel is available to the charterer for use.

The primary driver of ownership days are the increases or decreases in the number of vessels owned, while the drivers of operating days are the ownership days and the number of days the vessels are off-hire.

Ownership days increased by 1,696 days and 3,318 days for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to the addition of 16 vessels acquired through the GCI acquisition, which contributed 1,472 days and 3,216 days, respectively.  The remainder of the increase was due to 2018 vessel deliveries and acquisitions and partially offset by vessel disposals.

Vessel utilization represents the number operating days as a percentage ownership days.

The following table summarizes our vessel utilization by quarter and for the nine months ended September 30, 2018 and 2017:

	First Quarter		Second Quarter		Third Quarter		Year to Date – September 30,
	2018	2017	2018	2017	2018	2017	2018	2017
Vessel utilization:
Ownership Days(1)	8,030	7,917	9,546	8,037	9,844	8,148	27,420	24,102
Less Off-hire Days:
Scheduled Off-hire	(104)	—	—	—	(8)	—	(112)	—
Unscheduled Off-hire(2)	(149)	(662)	(137)	(142)	(146)	(254)	(432)	(1,058)
Operating Days(1)	7,777	7,255	9,409	7,895	9,690	7,894	26,876	23,044
Vessel Utilization	96.8%	91.6%	98.6%	98.2%	98.4%	96.9%	98.0%	95.6%

____________________

(1)	Operating and ownership days include leased vessels and exclude vessels under bareboat charter.
(2)	Unscheduled off-hire includes days related to vessels being off-charter.

Vessel utilization increased for the three and nine months ended September 30, 2018, compared to the same periods in 2017, primarily due to higher utilization of vessels acquired from GCI, the 2018 deliveries and acquisitions and a decrease in the number off-hire days. During the nine months ended September 30, 2018, we completed dry-dockings for five 2500 TEU vessels, one 3500 TEU vessel and one 4250 TEU vessel, one of which occurred while the vessel was off-charter.

Revenue

Revenue increased by 39.8% to $295.0 million and by 29.9% to $801.4 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. The increases in revenue were primarily due to the additional operating days from the vessel deliveries, acquisition of new vessels from the GCI transaction and higher average charter rates for vessels that were on short-term charters.

The increase in operating days and the related financial impact thereof for the three and nine months ended September 30, 2018, relative to the same periods in 2017, is attributable to the following:

	Three Months Ended September 30,			Nine Months Ended September 30,
	Ownership Day Impact	Operating Days Impact	$ Impact (in millions of US dollars)	Ownership Day Impact	Operating Days Impact	$ Impact (in millions of US dollars)
Addition of 16 vessels from acquisition of GCI	1,472	1,472	$54.1	3,216	3,216	$115.7
Changes in daily charter hire rates and re-charters	—	—	12.6	—	—	19.3
2018 vessel deliveries and acquisitions	552	552	12.2	999	998	19.5
Full period contribution for 2017 vessel delivery	—	—	—	152	152	6.9
Unscheduled off-hire	—	108	0.5	—	626	6.7
Scheduled off-hire	—	(8)	(0.1)	—	(112)	(1.9)
Vessel disposals	(328)	(328)	(1.3)	(1,049)	(1,048)	(3.3)
Interest income from leasing	—	—	8.0	—	—	25.6
Other	—	—	(2.0)	—	—	(4.0)
Total	1,696	1,796	$84.0	3,318	3,832	$184.5

Ship Operating Expense

Ship operating expense increased by 22.0% to $55.4 million and by 20.5% to $163.7 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. The increases were primarily due to an increase in ownership days from the increase in the number of vessels in our fleet. The increase in ship operating expense for the nine months ended September 30, 2018 was also due to a higher bulk purchasing of vessel stores and spare parts and an increase in planned maintenance required for certain vessels less than 8500 TEU in size.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 30.5% to $65.1 million and by 21.1% to $181.1 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017.  The increases were primarily due to an increase in ownership days from the increase in the number of vessels in our fleet.

General and Administrative Expense

General and administrative expense decreased by 41.9% to $8.1 million and by 15.6% to $24.5 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. The decreases were primarily due to a reduction in share-based compensation expense to the chairman of the board and the former chief executive officer, partially offset by the transition payment to the former CFO in the second quarter of 2018.

Operating Lease Expense

Operating lease expense increased by 9.0% to $33.0 million and 13.6% to $96.6 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. The increases were primarily due to an increase in LIBOR. The increase in operating lease expense for to the nine months ended September 30, 2018 was also due to the delivery of one vessel in 2017 that was financed through a sale-leaseback transaction.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	September 30,
	2018	2017
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$812.3	$876.9
Term loan credit facilities	2,243.8	1,358.8
Senior unsecured notes	417.9	341.9
Senior notes due 2025	250.0	—
Discount and fair value adjustment	(88.1)	—
Long-term obligations under capital lease, excluding deferred financing fees	660.1	615.6
Total borrowings	4,296.0	3,193.2
Less: Vessels under construction	—	(136.6)
Operating borrowings	$4,296.0	$3,056.6

Interest expense and amortization of deferred financing fees increased by $29.9 million and $69.4 million to $58.2 million and $154.5 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. The increases were primarily due to the debt assumed as part of the acquisition of GCI, an increase in operating debt for delivered vessels, the issuance of the debentures to Fairfax and an increase in LIBOR.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a gain of $4.5 million and $29.8 million for the three and nine months ended September 30, 2018, respectively. The gains for these periods were primarily due to an increase in the forward LIBOR curve as it relates to interest swaps. Included in the gain is unrealized change in fair value of $13.9 million and $62.8 million for the three and nine months ended September 30, 2018, respectively, compared to $11.5 million and $24.7 million for the comparative periods in the prior year.

The fair value of interest rate swaps is subject to change based on our Company specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve would be expected to result in a change in the fair value of our interest rate swaps by approximately $41.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our Company specific credit risk included in the discount factor. We discount our derivative instruments with reference to publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $3.0 million.

The fair value of our Fairfax derivative put instrument is subject to changes in our Company specific credit risk and the risk-free yield curve. In determining the fair value, these factors are based on current information available to us. These factors are estimates and are expected to change through the life of the instrument, causing the fair value to fluctuate significantly due to the long-term nature of our derivative instruments.

Our interest rate swap agreements and derivative put instrument were marked-to-market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2017 Annual Report for additional information.

Liquidity and Capital Resources

Working Capital

At September 30, 2018, we have a working capital deficiency of $465.5 million which includes $337.9 million of senior unsecured notes maturing in April 2019. The working capital deficiency may increase in future periods.  In order to address this deficiency we will rely, in part, upon the funding of the $250.0 million January 2019 Fairfax debentures and concurrent exercise of the second tranche of 38.5 million warrants in January 2019 for proceeds of $250.0 million, both of which are subject to certain closing conditions, including that there has not been a material adverse change with respect to us. We expect that closing will occur in January 2019 and the debentures and warrants will be funded and exercised, respectively. We would only expect to execute alternate plans if these limited closing conditions are not satisfied. We have 18 unencumbered vessels (six of which are in the process of being released from security). Our alternative plans would include entering into secured financing for such unencumbered vessels, selling vessels and/or drawing on our $150.0 million revolving credit facility to fund our operations and pay our liabilities as they become due. We also expect to further address this working capital deficiency through cash generated from operations, existing sources of funds and additional sources of funds in the capital markets to the extent available.

We are confident that the cash on hand, cash flows expected to be generated from operations over the next 12 months and our plans described above will provide the cash flows necessary to fund operations over the next year to November 2, 2019. Our ability to continue as a going concern beyond one year will be dependent on our ability to execute the plans described above, continue to generate cash flows from operations and raise additional financings to fund future operations. If, as a result of future events, we were to determine we were no longer able to continue as a going concern, significant adjustments would be required to the carrying values of assets and liabilities in the accompanying financial statements and these adjustments could be material.

Fairfax Put

On July 16, 2018, we provided Fairfax with the right to put each of the February 14, 2018 and March 13, 2018 debentures on their applicable anniversary dates subject to submitting an annual put right notice commencing 150 days and ending 120 days prior to each applicable anniversary date. In September 2018, Fairfax waived this right for the outstanding debentures issued on February 14, 2018 for its first anniversary date in February 2019. As the right to put the debentures is solely within the control of Fairfax, the February 14, 2018 debentures will be reclassified from long-term liabilities to current liabilities when it becomes puttable within one year from period end.  Upon funding of the March 13, 2018 debentures and exercise of the March 13, 2018 warrants in January 2019, the debentures will be classified as a current liability.

Liquidity

At September 30, 2018, our cash and cash equivalents and short-term investments totaled $393.5 million and our restricted cash totaled $14.1 million. Our primary short-term liquidity needs are to fund our operating expenses, investments and acquisitions, debt repayments, including repayment of our 6.375% senior unsecured notes which mature in April 2019 (“2019 Notes”), lease payments, payment of our quarterly dividends and redemption of our puttable preferred shares. Our medium-term liquidity needs primarily relate to debt repayments, lease payments and potential early redemption of the Fairfax Notes. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our 7.125% senior unsecured notes due 2027 (the “2027 Notes”) and the Fairfax Notes, and the future potential redemption of our preferred shares.

Our Series D preferred shares have an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and are redeemable by us at any time. Our Series E preferred shares have an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after February 13, 2019. Our Series F preferred shares have an annual dividend rate of 10.5% per $25.00 of liquidation preference per share and were fully redeemed on July 23, 2018. Our Series G preferred shares have an annual dividend rate of 8.20% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after June 16, 2021. Our Series H preferred shares have an annual dividend rate of 7.875% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after August 11, 2021. Our Series I preferred shares have an annual dividend rate of 8.0% up to but not including October 30, 2023. On or after October 30, 2023, annual dividends are based on three-month LIBOR plus a margin of 5.008% per $25.00 of liquidation preference per share. The Series I preferred shares are redeemable by us any time on or after October 30, 2023.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, existing and new credit facilities, proceeds from the issuance of $250.0 million aggregate principal of 5.50% interest bearing debentures to Fairfax and proceeds from Fairfax’s exercise of the 38.5 million January 2019 warrants, both of which are expected to occur in January 2019. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit and lease facilities and capital markets financings.

The following table summarizes our long-term debt and lease obligations as of September 30, 2018:

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available
Long-Term Debt
Revolving credit facilities(2)	$812.3	$962.3	$150.0
Term loan credit facilities	2,243.8	2,243.8	—
Senior unsecured notes	417.9	417.9	—
Senior notes due 2025(3)	250.0	250.0	—
Fair value adjustment on term loan credit facilities	(2.5)	(2.5)	—
Discount on senior notes due 2025	(85.6)	(85.6)	—
Total Long-Term Debt	$3,635.9	$3,785.9	$150.0
Lease Facilities
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	60.1	60.1	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	94.4	94.4	—
Leases for three 4500 TEU vessels	116.6	116.6	—
Leases for five 11000 TEU vessels	389.0	389.0	—
Total Lease Facilities	660.1	660.1	—
Total Long-Term Debt and Lease Facilities	$4,296.0	$4,446.0	$150.0

_____________________

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan, a portion of which amounts are non-recourse to Seaspan.
(2)

In August 2018, we closed a revolving credit facility for a total commitment of up to $150.0 million. The revolving credit facility bears interest at LIBOR plus a margin. The amounts borrowed under the revolving credit facility must be repaid in full on August 31, 2020. As at September 30, 2018, no amounts had been drawn under the facility.

(3)

Does not include the March 13, 2018 subscription agreement between us and Fairfax where Fairfax agreed to purchase $250.0 million aggregate principal amount of 5.50% debentures and warrants to purchase 38,461,539 Class A common shares.  This transaction is expected to close in January 2019, subject to certain closing conditions including no material adverse changes as it relates to us.

Long-Term Debt

As of September 30, 2018, we had $3.7 billion outstanding under our revolving credit facilities, term loan credit facilities, 2019 Notes, 2027 Notes, and Fairfax Notes. In addition, there is $150.0 million available to be drawn under our revolving credit facility. We primarily use our credit facilities to finance the construction and acquisition of vessels.

Revolving Credit Facilities

In February 2018, we cancelled our $120.0 million 364-day, unsecured revolving loan facility which had not been drawn.

In August 2018, we entered into a credit agreement, which provides for borrowings of up to $150.0 million under a revolving credit facility. The availability of the revolving credit facility is subject to customary conditions and it will be used for general corporate purposes, including the financing of permitted acquisitions and any pre-delivery payments for vessels under construction.

Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.4% as of September 30, 2018.

Term Loan Credit Facilities

As part of the acquisition of GCI on March 13, 2018, we assumed long-term debt which was recorded at its fair value of $1.0 billion.  The assumed long-term debt consists primarily of 12 term loan credit facilities to finance the 16 operating vessels.

In March 2018, we entered into a secured term loan facility for $100.0 million which bears interest at LIBOR plus a margin.  The facility is secured by 11 previously unencumbered vessels currently owned by us.

In April 2018, we entered into a secured term loan facility for up to $120.0 million to finance two 10000 TEU vessels which delivered in the second quarter of 2018.  The loan bears interest at LIBOR plus a margin.

In August 2018, we made prepayments of $29.0 million on the remaining principal balance of one of our fixed rate unsecured term loan facilities and $29.2 million on the remaining principal balance of one of our secured term loan facilities. At September 30, 2018, as a result of the prepayment on the secured term loan facility, four 4250 TEU vessels were in the process of becoming unencumbered.

In September 2018, we further made repayments of $100.9 million on one of our GCI secured term loan facilities to release two of the four 10000 TEU vessels under security. At September 30, 2018, these vessels were in the process of becoming unencumbered.

Interest payments on our term loan credit facilities are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of September 30, 2018.  For a portion of one of our term loans, interest is calculated based on the reference rate of KEXIM plus a margin, which was 0.7% as of September 30, 2018.

Waivers

For one of our term loan credit facilities, we initially obtained a waiver from the lender extending the grace period for securing acceptable replacement charters for two vessels to the fourth quarter of 2017. In September 2017, we received another waiver from the lender which extends the grace period for securing replacement charters to October 2020. If either of the vessels remains unemployed for a consecutive period of more than 90 days, then the waiver will be terminated.  For four GCI vessels financed by the same lender, a similar waiver was received by GCI. At September 30, 2018, two of the four GCI vessels were in the process of being released from security as a result of principal repayment on the facility.

For another one of our term loan credit facilities, we entered into a supplement to the loan agreement with the lender for one vessel, extending the grace period for securing an acceptable replacement charter for the vessel to the fourth quarter of 2018. In March 2018, we entered into another supplement to the loan agreement with the lender to remove the requirement to secure an acceptable replacement charter by the fourth quarter of 2018. In connection with this supplement to the loan agreement we prepaid $10.0 million of the loan balance in March 2018. The final maturity of this facility is December 2022.

General

We primarily use our credit facilities, which are secured by first-priority mortgages granted on 76 of our vessels (six of which are in the process of being released from security), together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

We may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. In certain circumstances a prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time).  The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility, other than credit facilities of GCI’s subsidiaries, contains financial covenants requiring us to maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt-to-assets ratios, as defined. For GCI, each borrower under each facility is a special purpose entity and subsidiary of GCI.  Each facility is guaranteed by GCI and as the guarantor, GCI must meet certain consolidated financial covenants under these term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt to asset ratios.  Some of the facilities also have an interest and principal coverage ratio requirement for the subsidiary borrower.  We were in compliance with these covenants at September 30, 2018.

Senior Unsecured Notes and Fairfax Notes

Our 2019 Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears. Our 2027 Notes mature on October 30, 2027 and bear interest at a fixed rate of 7.125% per year, payable quarterly in arrears.  Our 2027 Notes are callable at par plus accrued and unpaid interest, if any, any time after October 10, 2020.  Our Fairfax Notes, issued in February 2018, mature on February 14, 2025 and bear interest at a fixed rate of 5.50% per year, payable quarterly in arrears.  Our Fairfax Notes are guaranteed by certain of our subsidiaries.  In the event of certain changes in withholding taxes, at our option, we may redeem our 2019 Notes, 2027 Notes and/or our Fairfax Notes, in each case in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the applicable Notes), each holder of such Fairfax Notes will have the right to require the Company to purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase. On or after February 14, 2023, we may, at our option at any time, redeem all or any portion of the Fairfax Notes. The redemption price will equal 100% of the principal amount of the Fairfax Notes being redeemed, plus accrued and unpaid interest, if any, to the redemption date. The Fairfax Notes are puttable at the option of the holder at each anniversary date of issuance, upon written notice commencing 150 days and ending 120 days prior to each applicable anniversary date. On September 26, 2018, Fairfax waived its right to put the outstanding debentures issued in February 14, 2018 for its first anniversary date in February 2019.

Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities, which do not include our operating leases, are provided by bank financial leasing owners who own our 10 leased vessels. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of September 30, 2018, our lease facilities provided for borrowings of approximately $660.1 million. Under our lease agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the lessors within a required period of time). If we default under our lease facilities, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under the lease facilities.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2017 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of US dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net cash flows from operating activities	$142,199	$95,051	$324,951	$234,268
Net cash flows from (used in) financing activities	(14,317)	28,856	383,312	(90,510)
Net cash flows used in investing activities	(5,919)	(120,967)	(570,404)	(197,328)

Operating Cash Flows

Net cash flows from operating activities were $142.2 million and $325.0 million, for the three and nine months ended September 30, 2018, an increase of $47.1 million and $90.7 million, respectively, compared to the same periods in 2017. The increase in net cash flows from operating activities for the three and nine months ended September 30, 2018, compared to the same periods in 2017, was primarily due to an increase in net earnings excluding non-cash items of $48.1 million and $87.5 million respectively, partially offset by a decrease in cash related changes in working capital of $1.0 million and an increase of $3.2 million. The changes in cash related to changes in working capital resulted primarily from non-cash timing differences, which are in the normal course of our operations. The increase in net earnings excluding non-cash items was primarily due to increases in revenue, partially offset by higher ship operating expense and interest expense. For further discussion of changes in revenue and expenses, please read “― Three and Nine Months Ended September 30, 2018 Compared with the Three and Nine Months Ended September 30, 2017”.

Financing Cash Flows

Net cash flows used in financing activities were $14.3 million and cash flows from financing activities were $383.3 million for the three and nine months ended September 30, 2018, respectively, an increase of $43.2 million in cash used in financing activities and an increase of $473.8 million in cash from financing activities, respectively, compared to the same periods in 2017.

The increase in cash used in financing activities for the three months ended September 30, 2018, compared to the same period in 2017, was primarily due to repayments of credit facilities, no draws on obligations under capital leases and redemption of Series F preferred shares, partially offset by proceeds from the exercise of the Fairfax warrants and the issuance of Series I preferred shares.

The increase in cash from financing activities for the nine months ended September 30, 2018, compared to the same period in 2017, was primarily due to the proceeds received from draws on credit facilities, the issuance of Fairfax Notes, the exercise of the Fairfax warrants and the issuance of Series I preferred shares. These increases were partially offset by an increase in repayments of credit facilities.

Investing Cash Flows

Net cash flows used in investing activities were $5.9 million and $570.4 million for the three and nine months ended September 30, 2018, respectively, a decrease of $115.0 million for the three months ended and an increase of $373.1 million for the nine months ended September 30, 2018 in cash used in investing activities compared to the same periods in 2017.

The decrease in cash used in investing activities for the three months ended September 30, 2018 was primarily due to lower expenditures incurred for vessels.

The increase in cash used in investing activities for the nine months ended September 30, 2018 was primarily due to the acquisition of GCI and higher expenditures incurred for vessels.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately six years, on a TEU-weighted basis. Capital expenditures primarily relate to our regularly scheduled dry-dockings. During the nine months ended September 30, 2018, we completed seven dry-dockings. For the remainder of 2018, we expect two additional vessels to complete dry-docking.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, in order to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following:

•	the remaining lives of our vessels;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;
•	future market charter rates for our vessels, particularly when they come off-charter, which are currently unknown;
•	our future operating and interest costs;
•	future operating and financing costs, which are unknown, and our use of foreign currency contracts and interest rate swaps to manage certain currency and interest rate risks;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations; and
•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information – D. Risk Factors” in our 2017 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

(in thousands of US dollars, except per share amounts)	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Dividends on Class A common shares
Declared, per share	$—	$0.1250	$0.3750	$0.6250
Paid in cash	9,549	7,701	28,358	53,411
Reinvested in common shares through a dividend reinvestment plan	7,616	7,044	22,300	14,726
	$17,165	$14,745	$50,658	$68,137
Dividends on preferred shares (paid in cash)
Series D	$3,487	$2,475	$9,474	$7,425
Series E	$2,793	$2,768	$8,378	$8,308
Series F	$3,430	$2,433	$9,938	$7,298
Series G	$3,998	$3,998	$11,994	$11,993
Series H	$4,442	$4,430	$13,326	$13,289
Series I	$—	$—	$—	$—

On October 9, 2018, the Board of Directors declared the cash dividends on our common and preferred shares as indicated above under “Significant Developments—Dividends”.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in our 2017 Annual Report.

Recent Accounting Developments

    Leases

In February 2016, the Financial Accounting Standards Board (“FASB”), issued ASU, 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases.  The accounting for lessors will remain largely unchanged from the existing accounting standards.  The standard is effective for fiscal years beginning after December 31, 2018, including interim periods within those fiscal years.

Under ASU 2016-02, each lease agreement will be evaluated to identify the lease components and non-lease components at lease inception. The total consideration in the lease agreement will be allocated to the lease and non-lease components based on their relative standalone selling prices. Lessors will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance for operating leases (straight-line basis). Sale-type and direct financing leases will be accounted for as financing transactions with the lease payments being allocated to principal and interest utilizing the effective interest rate method.

In July 2018, the FASB issued ASU 2018-11, “Leases – Targeted Improvements” that allows lessors to elect, as a practical expedient, to not separate lease and non-lease components and allows these components to be accounted for as a single lease component if both (i) the timing and pattern of transfer to the lessee of the lease component and the related non-lease component are the same and (ii) the lease component, if accounted for separately, would be classified as an operating lease.  In addition, a company is permitted to use its effective date as the date of initial application.  Therefore, a company electing this option will not restate comparative period financial information, will not make the new required lease disclosures in comparative periods beginning before the effective date and will recognize its cumulative effect transition adjustment as of the effective date.  Under the practical expedient mentioned above, it is expected that time charter revenue and service revenue will be presented under a single lease component presentation. The amendments have the same effective date as ASU 2016-02.

The Company intends to adopt ASU 2016-02 on January 1, 2019 whereby a cumulative effect adjustment will be made as of that day with no retrospective effect.  The Company also intends to elect to apply the package of practical expedients such that for any expired or existing leases it will not reassess lease classification, initial direct costs or whether any expired or existing contracts are or contain leases.

The adoption of ASU 2016-02 will result in a change in the accounting method for certain of the Company’s sale-leaseback transactions and office leases.  Under ASU 2016-02, the Company will recognize a right-of-use asset and a lease liability on the balance sheet for these sale-leaseback transactions and office leases based on the present value of the future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized.  The existing deferred gain related to the sale-leaseback transactions will be eliminated through a credit directly to retained earnings. The impact on the Company’s consolidated balance sheet will be an increase to its assets and liabilities. Operating lease expense related to these sale-leaseback transactions and office leases will be recognized on a straight-line basis over the term of the lease, adjusted for changes in interest rate-based variable lease payments in the period of change. This will result in a timing difference in expense recognition on the consolidated statement of operations.

The adoption of ASU 2016-02 will require the Company to complete its lease classification assessment at lease commencement rather than when a lease is entered into.  Historically, for charters that were negotiated concurrently with the construction of the related vessels, the fair value of the constructed asset was presumed to be its newbuilding cost. If such charters were classified as direct financing leases at the time the lease was entered into, no gain or loss was recognized subsequently on commencement of the charter.  On adoption of ASU 2016-02, the fair value of the vessel will be determined based on information available at the lease commencement date, rather than lease inception date, and any difference in the fair value of the vessel upon commencement of the charter and its carrying value will be recognized as a gain or loss upon commencement of the charter.

Off-Balance Sheet Arrangements

At September 30, 2018, we had no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended September 30, 2018, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward‑looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future growth prospects and ability to expand our business;
•	our expectations as to impairments of our vessels, including the timing and amount of currently anticipated impairments;
•	the future valuation of our vessels and goodwill;
•	potential acquisitions, vessel financing arrangements and other investments, and our expected risks and benefits from such transactions;
•	future time charters and vessel deliveries, including future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve the operating capacity of our fleet including, our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•

our expectations about the availability of vessels to purchase, the time it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts and the useful lives of our vessels;

•	availability of crew, number of off-hire days and dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates, increased technological innovation in competing vessels and other factors affecting supply and demand;
•

our financial condition and liquidity, including our ability to borrow and repay funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to meet our current liabilities as they come due;
•	our ability to remediate any existing material weaknesses in our internal controls over financing reporting;
•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•	the introduction of new accounting rules for leasing and exposure to currency exchange rates and interest rate fluctuations;
•	conditions inherent in the operation of ocean-going vessels, including acts of piracy;
•	acts of terrorism or government requisition of our containerships during periods of war or emergency;
•	adequacy of our insurance to cover losses that result from the inherent operational risks of the shipping industry;
•	lack of diversity in our operations and in the type of vessels in our fleet;
•	conditions in the public equity market and the price of our shares;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	compliance with and changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	the financial condition of our customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;
•	our continued ability to meet specified restrictive covenants and other conditions in our financing and lease arrangements, our Notes and our preferred shares;
•

any economic downturn in the global financial markets and export trade and increase in trade protectionism and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•

some of our directors and investors may have separate interests which may conflict with those of our shareholders and they may be difficult to replace given the anti-takeover provisions in our organizational documents;

•	taxation of our Company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income;
•	the ability to bring claims in China and Marshall Island, where the legal systems are not well-developed;
•	potential liability from future litigation; and
•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors listed above and including, but not limited to, those set forth in “Part II – Other Information – Item 1A – Risk Factors” and “Item 3. Key Information—D. Risk Factors” in our 2017 Annual Report on Form 20-F filed on March 6, 2018 and in “Risk Factors” in Reports on Form 6-K that are filed with the Securities and Exchange Commission from time to time relating to our quarterly financial results, including this Report.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes.

Interest Rate Risk

As of September 30, 2018, our variable-rate credit facilities totaled $3.0 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.3 billion. These interest rate swaps have a fair value of $110.5 million in the counterparties’ favor and $0.2 million in our favor.

The tables below provide information about our financial instruments at September 30, 2018 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read notes 10 and 11 to our consolidated financial statements included in our 2017 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in thousands of US dollars)	Remainder of 2018	2019	2020	2021	2022	Thereafter
Credit Facilities(1)	$68,495	$399,393	$334,302	$455,845	$687,996	$1,041,317
Lease Facilities(2)	7,657	40,018	41,184	42,459	43,801	368,432
Operating Leases(3)	38,709	154,722	154,546	154,654	148,529	652,817

_____________________

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.

(2)	Represents payments, excluding amounts representing interest payments, on amounts drawn on our lease facilities that bear interest at variable rates.
(3)

Represents payments under our operating leases for certain vessels that we have entered into sale-leaseback transactions where the lease term commenced upon delivery of the vessels. Payments under the operating leases have a variable component based on underlying interest rates.

As of September 30, 2018, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of September 30, 2018 (in thousands of US dollars)	Maximum Notional Amount(1) (in thousands of US dollars)	Effective Date	Ending Date
5.8700%	$566,984	$566,984	August 31, 2017	November 28, 2025	(2)
5.4200%	376,421	376,421	September 6, 2007	May 31, 2024
5.6000%	128,400	128,400	June 23, 2010	December 23, 2021	(3)
3.2675%	71,320	71,320	September 8, 2015	September 8, 2020
3.0900%	69,882	69,882	June 5, 2015	June 5, 2020
1.6000%	43,750	43,750	April 7, 2014	March 20, 2019

_____________________

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Swap counterparty has an early termination right in August 2019 which may require us to settle the swap early at the earlier termination date.
(3)	Prospectively de-designated as an accounting hedge in 2008.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of September 30, 2018, these financial instruments are primarily in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of September 30, 2018. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

The accompanying financial statements have been prepared assuming that we will continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations. As of September 30, 2018, we had a working capital deficiency of $465.5 million which includes $337.9 million of senior unsecured notes maturing in April 2019. The working capital deficiency may increase in future periods because of the reclassification of the February 14, 2018 Fairfax debentures from long-term liabilities to current liabilities as a result of the put right in such debentures that is described in the notes to our consolidated financial statements for the three and nine months ended September 30, 2018. Upon funding of the March 13, 2018 debentures expected in January 2019, these debentures will also be classified as a current liability. In order to alleviate this deficiency we will rely, in part, upon the funding of the Fairfax debentures and exercise of the 38,461,539 warrants in January 2019, which are subject to certain closing conditions including no material adverse change as it relates to us. We expect that closing will occur in January 2019 and the debentures and warrants will be funded and exercised, respectively. We would only expect to execute alternative plans if these limited closing conditions are not satisfied. We have 18 unencumbered vessels (six of which are in the process of being released from security). Our alternative plans would include entering into secured financing for such unencumbered vessels, selling vessels and/or drawing on the $150.0 million revolving credit facility to fund our operations and pay our liabilities as they become due. Our ability to continue as a going concern and repay our liabilities is dependent on our ability to execute the plans described above, generate profitable business operations in the future and/or obtain financing to meet our obligations, including financing through previously disclosed investments by Fairfax and in the capital markets to the extent available. The amount of cash we have available could adversely affect our ability to pay interest or principal on our Notes or dividends on our shares.

We have identified a material weakness in our internal controls over financial reporting and cannot assure you that management will be able to remediate the material weakness in a timely manner.

As previously reported in the Company’s filings for June 30, 2018, the Company’s management identified a material weakness in our internal controls over financial reporting relating to the timely recording of dividends declared and approved by our Board of Directors. See Part I – Financial Information—Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controls and Procedures in this Form 6-K for additional information.

Management has designed and implemented revised controls and procedures related to dividend transactions which management believes address the material weakness.  However, the controls have been operating for a limited period and the requisite testing sample size to ensure the operating effectiveness of the new controls and procedures is not yet available, and there continues to be no assurance that management will be able to remediate the material weakness in a timely manner, which could adversely affect our business and the timeliness and accuracy of our financial reporting. Material weaknesses in internal controls over financial reporting could also cause investors to lose confidence in our publicly reported consolidated financial statements, which could have an adverse effect on the trading price of our securities and our ability to raise capital.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of September 30, 2018, we had approximately $3.7 billion in aggregate principal amount of debt outstanding under our credit facilities, our 6.375% senior unsecured notes due 2019, our 7.125% senior unsecured notes due 2027 and our 5.50% senior notes due 2025 (collectively, our “Notes”), and capital lease obligations of approximately $660.1 million.

On March 13, 2018, we also entered into a subscription agreement with Odyssey Reinsurance Company, Allied World Assurance Company, Ltd., Northbridge General Insurance Corporation, United States Fire Insurance Company, Zenith Insurance Company and Riverstone Insurance Limited (collectively, the “Fairfax Investors”) for an additional investment of $250 million in our 5.50% senior notes due 2026 to be issued in January 2019 in a private placement with the Fairfax Investors.

Our level of debt and vessel lease obligations could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms, or at all;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt or make our lease payments, reducing the funds that would otherwise be available for operation and future business opportunities;

•	our debt level could make us more vulnerable to competitive pressures, a downturn in our business or the economy generally than our competitors with less debt; and
•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and vessel lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel lease obligations, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We may not be able to timely repay or be able to refinance amounts incurred under our credit facilities, Notes and capital and operating lease arrangements.

We have financed a substantial portion of our fleet and acquisitions with indebtedness incurred under our existing credit facilities, Notes and capital and operating lease arrangements. We have significant normal course payment obligations under our credit facilities, our Notes and capital and vessel operating lease arrangements, both prior to and at maturity, including as of September 30, 2018 and including the assumption of debt in connection with the acquisition of GCI, of approximately $120.7 million in 2018 and an additional $5.3 billion through 2027. In addition, under our credit facilities and capital and operating lease arrangements, a payment may be required in certain circumstances as a result of events such as the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a replacement charter acceptable to the lenders within a required period of time) or termination of a shipbuilding contract. The amount that must be paid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessel (with the repayment amount increasing if vessel values decrease), or may be the entire amount of the financing in regard to a credit facility or a pre-determined termination sum in the case of a capital or operating lease.

If we are not able to refinance outstanding amounts at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such amounts, which could reduce our ability to satisfy payment obligations related to our securities, our credit facilities, Notes and capital and operating lease arrangements or may require us to delay certain business activities or capital expenditures or cease paying dividends. If we are not able to satisfy these obligations (whether or not refinanced) under our credit facilities, Notes or capital or operating lease arrangements with cash flow from operations, we may have to seek to restructure our indebtedness and lease arrangements, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all. If we are unable to meet our debt or lease obligations, or if we otherwise default under our credit facilities, Notes or capital or operating lease arrangements, the holders of such debt or lessors could declare all outstanding indebtedness to be immediately due and payable and in the case of (i) our credit facilities and capital or operating lease arrangements, foreclose on the vessels securing such indebtedness and (ii) in the Fairfax Notes, foreclose on the equity of GCI, which entity is an intermediate holding company that owns the equity of a number of our indirect vessel owning subsidiaries. Additionally, most of our debt instruments contain cross-default provisions, which generally cause a default or event of default under each instrument upon a qualifying default or event of default under any other debt instrument. If we are unable to repay outstanding borrowings when due, holders of our secured debt also have the right to proceed against the collateral granted to them that secures the indebtedness. The market values of our vessels, which fluctuate with market conditions, will also affect our ability to obtain financing or refinancing, as our vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

A decrease in the level of export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

Most of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, the current U.S. administration recently proposed tariffs on a variety of products exported by China.  China has responded in kind which has resulted in further proposals by the current administration to impose tariffs on other Chinese products.  In addition, the current U.S. administration has stated that it may seek to implement more protective trade measures not just with respect to China but with respect to other countries in the Asia Pacific region as well.  Increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (a) the cost of goods exported from Asia Pacific, (b) the length of time required to deliver goods from the region and (c) the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on global trade, especially trade with China, would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our business, results of operations and financial condition.

Our continuing compliance with the requirements of the Sarbanes-Oxley Act of 2002 will depend, in part, on our ability to integrate effectively the internal controls and procedures of GCI with our own.

In connection with the acquisition of GCI, we may be required to assess and make any necessary adjustments to GCI’s internal controls and procedures in order to maintain the overall effectiveness of our internal controls and procedures, to ensure that we continue to deliver accurate and timely financial information and to ensure ongoing compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We have not yet completed our evaluation of GCI’s internal controls. Our failure to accomplish this on a timely basis or at all could compromise our compliance with the Sarbanes-Oxley Act of 2002 and the timeliness and accuracy of our financial reporting, which could reduce investor confidence in our publicly reported consolidated financial statements.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

Not Applicable.

Item 3 — Defaults Upon Senior Securities

Not Applicable.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

Not Applicable.

Item 6 — Exhibits

None.